UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

7 August 2008

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The unaudited results of Barclays PLC and Barclays Bank PLC as of, and for the period ended, 30th June 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: August 7, 2008	By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 7, 2008	By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Joint Secretary

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays PLC as of, and for the period ended, June 30, 2008, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and also includes the reconciliation to certain financial information prepared in accordance with international financial reporting standards (IFRS). In addition, this document includes data relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10 (e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the period ended, June 30, 2008, and does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

An audit opinion has not been rendered in respect of this announcement.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

i

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2008 to the corresponding six months of 2007 (as restated on 22nd July 2008). Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2007.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets and of further writedowns and credit exposures, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities including classification of financial instruments for regulatory capital purposes, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition — a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in this document in “principal risks and uncertainties” and in our filings with the US Securities and Exchange Commission (the ‘SEC’) including in our annual report on form 20-F for the fiscal year ended 31st December 2007 which is available on the SEC website at http://www.sec.gov.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

ii

Intentionally left blank

1

Summary of Key Information

	Half Year Ended		Change
	30.06.08	30.06.07
	£m	£m	%
Group Results
Total income net of insurance claims	11,843	11,902	—
Impairment charges and other credit provisions	(2,448)	(959)	155
Operating expenses	(6,664)	(6,847)	(3)
Profit before tax	2,754	4,101	(33)
Profit attributable to equity holders of the parent	1,718	2,634	(35)

Basic earnings per share	27.0p	41.4p	(35)
Diluted earnings per ordinary share	26.2p	40.1p	(35)
Dividend per share	11.5p	11.5p	—
Net asset value per share	339p	320p	6

Performance Ratios
Cost: income ratio	56%	58%

	£m	£m	% Change
Profit Before Tax by Business[1]
UK Retail Banking	690	646	7
Barclays Commercial Bank	702	706	(1)
Barclaycard	388	299	30
Global Retail & Commercial Banking Western Europe	115	105	10
Global Retail & Commercial Banking Emerging Markets	52	60	(13)
Global Retail & Commercial Banking Absa	298	271	10
Barclays Capital	524	1,660	(68)
Barclays Global Investors	265	388	(32)
Barclays Wealth	182	173	5

	As at 30.06.08	As at 31.12.07
Capital
Equity Tier 1 ratio	5.0%	5.1%
Tier 1 ratio	7.9%	7.6%
Risk asset ratio	12.6%	11.2%
Total shareholders’ equity	£32,822m	£32,476m
Risk weighted assets (Basel II)	£352.7bn	£353.9bn

1	Summary excludes Head Office functions and other operations.

2

Intentionally left blank

3

Consolidated Interim Income Statement

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Continuing Operations
Interest income	13,356	13,271	12,037
Interest expense	(8,186)	(8,250)	(7,448)

Net interest income	5,170	5,021	4,589
Fee and commission income	4,461	4,386	4,292
Fee and commission expense	(547)	(490)	(480)

Net fee and commission income	3,914	3,896	3,812
Net trading income	1,784	948	2,811
Net investment income	345	820	396

Principal transactions	2,129	1,768	3,207

Net premiums from insurance contracts	568	569	442
Other income	163	88	100

Total income	11,944	11,342	12,150
Net claims and benefits incurred under insurance contracts	(101)	(244)	(248)

Total income net of insurance claims	11,843	11,098	11,902
Impairment charges and other credit provisions	(2,448)	(1,836)	(959)

Net income	9,395	9,262	10,943

Staff costs	(3,888)	(3,824)	(4,581)
Administration and general expenses	(2,408)	(2,189)	(1,952)
Depreciation of property, plant and equipment	(274)	(240)	(227)
Amortisation of intangible assets	(94)	(99)	(87)

Operating expenses	(6,664)	(6,352)	(6,847)

Share of post-tax results of associates and joint ventures	23	42	—
Profit on disposal of subsidiaries, associates and joint ventures	—	23	5

Profit before tax	2,754	2,975	4,101
Tax	(620)	(823)	(1,158)

Profit after tax	2,134	2,152	2,943

Attributable To
Minority interests	416	369	309
Equity holders of the parent	1,718	1,783	2,634

	2,134	2,152	2,943

Basic earnings per ordinary share	27.0p	27.5p	41.4p
Diluted earnings per ordinary share	26.2p	26.6p	40.1p

Proposed Dividend per Ordinary Share
Interim dividend	11.5p	—	11.5p
Final dividend	—	22.5p	—

4

Consolidated Interim Balance Sheet

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Assets
Cash and balances at central banks	6,432	5,801	4,785
Items in the course of collection from other banks	2,478	1,836	2,533
Trading portfolio assets	177,628	193,691	217,573
Financial assets designated at fair value:
– held on own account	46,697	56,629	46,171
– held in respect of linked liabilities to customers under investment contracts	79,486	90,851	92,194
Derivative financial instruments	400,009	248,088	174,225
Loans and advances to banks	54,514	40,120	43,191
Loans and advances to customers	395,467	345,398	321,243
Available for sale financial investments	42,765	43,072	47,764
Reverse repurchase agreements and cash collateral on securities borrowed	139,955	183,075	190,546
Other assets	6,012	5,150	6,289
Current tax assets	808	518	345
Investments in associates and joint ventures	316	377	228
Goodwill	6,932	7,014	6,635
Intangible assets	1,200	1,282	1,228
Property, plant and equipment	2,991	2,996	2,538
Deferred tax assets	1,964	1,463	774

Total assets	1,365,654	1,227,361	1,158,262

5

Consolidated Interim Balance Sheet

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Liabilities
Deposits from banks	89,944	90,546	87,429
Items in the course of collection due to other banks	2,791	1,792	2,206
Customer accounts	319,281	294,987	292,444
Trading portfolio liabilities	56,040	65,402	79,252
Financial liabilities designated at fair value	86,162	74,489	63,490
Liabilities to customers under investment contracts	80,949	92,639	93,735
Derivative financial instruments	396,357	248,288	177,774
Debt securities in issue	115,739	120,228	118,745
Repurchase agreements and cash collateral on securities lent	146,895	169,429	181,093
Other liabilities	8,998	10,499	10,908
Current tax liabilities	1,532	1,311	1,003
Insurance contract liabilities, including unit-linked liabilities	3,679	3,903	3,770
Subordinated liabilities	21,583	18,150	15,067
Deferred tax liabilities	655	855	258
Provisions	624	830	527
Retirement benefit liabilities	1,603	1,537	1,840

Total liabilities	1,332,832	1,194,885	1,129,541

Shareholders’ Equity
Called up share capital	1,642	1,651	1,637
Share premium account	72	56	5,859
Other reserves	(198)	874	271
Retained earnings	20,965	20,970	13,461
Less: treasury shares	(192)	(260)	(255)

Shareholders’ equity excluding minority interests	22,289	23,291	20,973
Minority interests	10,533	9,185	7,748

Total shareholders’ equity	32,822	32,476	28,721

Total liabilities and shareholders’ equity	1,365,654	1,227,361	1,158,262

6

Results by Business

UK Retail Banking

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	1,453	1,451	1,407
Net fee and commission income	639	583	600
Net premiums from insurance contracts	103	165	87
Other income	—	(2)	49

Total income	2,195	2,197	2,143
Net claims and benefits incurred under insurance contracts	(19)	(21)	(22)

Total income net of insurance claims	2,176	2,176	2,121
Impairment charges and other credit provisions	(288)	(282)	(277)

Net income	1,888	1,894	1,844

Operating expenses excluding amortisation of intangible assets	(1,195)	(1,266)	(1,195)
Amortisation of intangible assets	(7)	(5)	(4)

Operating expenses	(1,202)	(1,271)	(1,199)

Share of post-tax results of associates and joint ventures	4	6	1

Profit before tax	690	629	646

Balance Sheet Information
Loans and advances to customers	£89.1bn	£82.0bn	£77.5bn
Customer accounts	£88.4bn	£87.1bn	£84.5bn
Total assets	£96.3bn	£88.5bn	£84.3bn

Performance Ratios
Cost:income ratio[1]	55%	58%	57%

Other Financial Measures
Risk tendency[1,2]	£495m	£470m	£580m
Risk weighted assets (Basel I)	—	£46.1bn	£42.5bn
Risk weighted assets (Basel II)	£30.9bn	£30.5bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

7

Results by Business

UK Retail Banking

UK Retail Banking profit before tax increased 7% (£44m) to £690m (2007: £646m) due to solid income growth and well controlled costs and impairment.

Income grew 3% (£55m) to £2,176m (2007: £2,121m), reflecting good growth in Personal Customer Savings Accounts and Local Business.

Net interest income increased 3% (£46m) to £1,453m (2007: £1,407m). Growth was driven by a higher contribution from deposits, through good balance sheet growth. Total average customer deposit balances increased 7% to £85.7bn (2007: £80.2bn), supported by the launch of new products.

Mortgage balances showed strong growth, driven by increased gross advances and higher levels of balance retention. Mortgage balances were £76.9bn at the end of the period (31st December 2007: £69.8bn), an approximate market share of 7% (2007: 6%). Gross advances were £12.7bn (2007: £10.5bn). Net new lending represented a market share of 26% (2007: 6%). The average loan to value ratio of the residential mortgage book on a current valuation basis was 35%. The average loan to value ratio of new residential mortgage lending was 51%.

Net fee and commission income increased 7% (£39m) to £639m (2007: £600m), reflecting good growth within Local Business. 2007 net fee and commission income included £87m settlements on overdraft fees.

Impairment charges increased 4% (£11m) to £288m (2007: £277m), reflecting growth in the book and current economic conditions. In UK Home Finance, whilst mortgage delinquencies as a percentage of outstanding balances increased from 0.91% to 0.97%, impairment charges and amounts charged off remained low.

Operating expenses were held flat at £1,202m (2007: £1,199m), reflecting strong and active management of expense lines, including continued back office consolidation. Gains from the sale of property were £65m (2007: £113m).

The cost:income ratio improved two percentage points to 55% (2007: 57%).

8

Results by Business

Barclays Commercial Bank

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	874	880	867
Net fee and commission income	397	398	352

Net trading income	4	7	2
Net investment income	8	17	30

Principal transactions	12	24	32

Other income	66	5	6

Total income	1,349	1,307	1,257
Impairment charges and other credit provisions	(148)	(168)	(124)

Net income	1,201	1,139	1,133

Operating expenses excluding amortisation of intangible assets	(494)	(499)	(425)
Amortisation of intangible assets	(4)	(3)	(2)

Operating expenses	(498)	(502)	(427)

Share of post-tax results of associates and joint ventures	(1)	—	—
Profit on disposal of subsidiaries, associates and joint ventures	—	14	—

Profit before tax	702	651	706

Balance Sheet Information
Loans and advances to customers	£67.5bn	£63.7bn	£60.4bn
Customer accounts	£61.3bn	£60.8bn	£59.8bn
Total assets	£81.0bn	£74.6bn	£69.8bn

Performance Ratios
Cost:income ratio[1]	37%	38%	34%

Other Financial Measures
Risk tendency[1,2]	£360m	£305m	£290m
Risk weighted assets (Basel I)	—	£54.3bn	£51.1bn
Risk weighted assets (Basel II)	£63.0bn	£62.1bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

9

Results by Business

Barclays Commercial Bank

Barclays Commercial Bank profit before tax decreased 1% (£4m) to £702m (2007: £706m), with good income growth in challenging market conditions offset by increased impairment charges and operating expenses.

Income increased 7% (£92m) to £1,349m (2007: £1,257m).

Net interest income improved 1% (£7m) to £874m (2007: £867m). There was very strong growth in customer assets, predominantly term loans, which increased 12% to £59.0bn (2007: £52.7bn). Average customer accounts grew 2% to £47.3bn (2007: £46.5bn).

Non-interest income increased to 35% of total income (2007: 31%), partly reflecting continued focus on cross sales and efficient balance sheet utilisation. There was strong growth in net fee and commission income, which increased 13% (£45m) to £397m (2007: £352m) due to increased income from foreign exchange and derivative sales, particularly interest rate derivatives.

Income from principal transactions fell to £12m (2007: £32m) due to fewer equity realisations.

Other income of £66m (2007: £6m) included a £42m gain arising from the restructuring of Barclays interest in a third party finance operation. This gain was offset by a broadly similar tax charge. Other income also included £11m (2007: £1m) rental income from operating leases.

Impairment charges increased 19% (£24m) to £148m (2007: £124m) reflecting higher impairment losses in Larger Business partially offset by a reduction in incurred but not individually identified impairment. There was a small increase in impairment as a percentage of period-end loans and advances to customers to 0.44% (2007: 0.41%).

Operating expenses increased 17% (£71m) to £498m (2007: £427m) reflecting increased investment in payments, risk and operations infrastructure, product specialists and sales capability. Growth in operating lease business and lower gains on the sale of property of £10m (2007: £25m) contributed 7% of the increase in operating expenses.

10

Results by Business

Barclaycard

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	787	688	686
Net fee and commission income	584	567	576

Net trading income	1	(2)	2
Net investment income	16	11	—

Principal transactions	17	9	2

Net premiums from insurance contracts	18	19	21
Other income	18	(2)	(23)

Total income	1,424	1,281	1,262
Net claims and benefits incurred under insurance contracts	(6)	(6)	(7)

Total income net of insurance claims	1,418	1,275	1,255
Impairment charges and other credit provisions	(477)	(392)	(435)

Net income	941	883	820

Operating expenses excluding amortisation of intangible assets	(525)	(553)	(504)
Amortisation of intangible assets	(27)	(21)	(15)

Operating expenses	(552)	(574)	(519)

Share of post-tax results of associates and joint ventures	(1)	(5)	(2)

Profit before tax	388	304	299

Balance Sheet Information
Loans and advances to customers	£22.1bn	£19.7bn	£18.2bn
Total assets	£24.3bn	£22.1bn	£20.4bn

Performance Ratios
Cost:income ratio[1]	39%	45%	41%

Other Financial Measures
Risk tendency[1,2]	£1,115m	£955m	£975m
Risk weighted assets (Basel I)	—	£19.7bn	£16.9bn
Risk weighted assets (Basel II)	£25.0bn	£22.5bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

11

Results by Business

Barclaycard

Barclaycard profit before tax increased 30% (£89m) to £388m (2007: £299m), driven by strong international income growth and a significant improvement in UK impairment charges. 2008 profit included £41m from Goldfish.

Income increased 13% (£163m) to £1,418m (2007: £1,255m) reflecting strong growth in Barclaycard International and £56m from the inclusion of Goldfish, partially offset by a decline in UK Cards and FirstPlus.

Net interest income increased 15% (£101m) to £787m (2007: £686m) driven by strong growth in international average extended credit card balances, up 40% to £4.2bn.

Net fee and commission income increased 1% (£8m) to £584m (2007: £576m) with growth in Barclaycard International partially offset by lower volumes in FirstPlus.

Principal transactions increased £15m to £17m (2007: £2m) reflecting a £16m gain from the sale of shares in MasterCard.

Other income increased £41m to £18m (2007: £23m loss) reflecting a gain from a portfolio sale in the US in 2008 and £27m loss on disposal of part of the Monument card portfolio in 2007.

Impairment charges increased 10% (£42m) to £477m (2007: £435m), reflecting £77m growth in charges in the international businesses and £27m from the inclusion of Goldfish. These factors were partially offset by £62m lower impairment in the UK businesses with reduced flows into delinquency and lower levels of arrears.

Operating expenses increased 6% (£33m) to £552m (2007: £519m) reflecting continued international growth, development of the UK partnerships business and increased marketing investment. Operating expenses include £89m negative goodwill from the acquisition of Goldfish offset by restructuring charges of £54m and other Goldfish expenses of £23m.

Barclaycard International continued to gain momentum, delivering a 64% (£39m) increase in profit before tax to £100m (2007: £61m). Barclaycard US recorded strong average balance growth, despite difficult market conditions and continued to deliver the financial plan set out at the time of acquisition. The Entercard joint venture continued to build presence across its markets in Norway, Sweden and Denmark.

12

Results by Business

Global Retail and Commercial Banking - Western Europe

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	378	284	243
Net fee and commission income	190	166	156

Net trading income	11	7	6
Net investment income	52	46	47

Principal transactions	63	53	53

Net premiums from insurance contracts	183	100	45
Other income	16	4	3

Total income	830	607	500
Net claims and benefits incurred under insurance contracts	(189)	(110)	(60)

Total income net of insurance claims	641	497	440
Impairment charges and other credit provisions	(103)	(44)	(32)

Net income	538	453	408

Operating expenses excluding amortisation of intangible assets	(417)	(362)	(303)
Amortisation of intangible assets	(6)	(4)	(4)

Operating expenses	(423)	(366)	(307)
Profit on disposal of subsidiaries, associates and joint ventures	—	4	4

Profit before tax	115	91	105

Balance Sheet Information
Loans and advances to customers	£41.1bn	£35.0bn	£29.7bn
Customer accounts	£11.4bn	£9.4bn	£7.7bn
Total assets	£51.1bn	£43.7bn	£36.7bn

Performance Ratios
Cost:income ratio[1]	66%	74%	70%

Other Financial Measures
Risk tendency[1,2]	£185m	£135m	£105m
Risk weighted assets (Basel I)	—	£24.5bn	£20.4bn
Risk weighted assets (Basel II)	£29.2bn	£25.1bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

13

Results by Business

Global Retail and Commercial Banking - Western Europe

Global Retail and Commercial Banking - Western Europe profit before tax grew 10% (£10m) to £115m (2007: £105m), despite challenging market conditions in Spain and accelerated investment in the expansion of the franchise. Distribution points increased 191 to 989 (31st December 2007: 798), reflecting growth in all countries. Very strong income growth and the effects of the strengthening of the Euro were partially offset by higher operating expenses and impairment charges.

Income increased 46% (£201m) to £641m (2007: £440m) reflecting strong growth in net interest income and net fee and commission income.

Net interest income increased 56% (£135m) to £378m (2007: £243m) driven by very strong volume growth in unsecured lending, credit cards, commercial lending and mortgages with average customer assets up 36% to £38.7bn (2007: £28.5bn). Average customer liabilities grew 32% to £9.6bn (2007: £7.3bn) at lower margins reflecting competition for customer deposit balances.

Net fee and commission income increased 22% (£34m) to £190m (2007: £156m) due to an increase in investments, insurance and commercial lending.

Principal transactions grew 19% (£10m) to £63m (2007: £53m) including a £17m gain from the sale of shares in MasterCard.

Impairment charges increased £71m to £103m (2007: £32m). This increase was principally due to higher charges in the Spanish commercial portfolios as a consequence of a rapid slowdown in the property and construction sectors.

Operating expenses increased 38% (£116m) to £423m (2007: £307m) reflecting the expansion of the retail distribution network, growth of the SME business and the strengthening of the Premier segment. Operating expenses included £37m (2007: nil) gains from the sale of property assets.

14

Results by Business

Global Retail and Commercial Banking - Emerging Markets

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	251	181	138
Net fee and commission income	96	71	69

Net trading income	42	42	14
Net investment income	17	13	3

Principal transactions	59	55	17

Other income	4	5	(3)

Total income	410	312	221
Impairment charges and other credit provisions	(66)	(27)	(12)

Net income	344	285	209

Operating expenses excluding amortisation of intangible assets	(290)	(239)	(152)
Amortisation of intangible assets	(2)	(7)	3

Operating expenses	(292)	(246)	(149)

Share of post-tax results of associates and joint ventures	—	1	—

Profit before tax	52	40	60

Balance Sheet Information
Loans and advances to customers	£6.7bn	£5.1bn	£3.4bn
Customer accounts	£7.1bn	£6.2bn	£4.8bn
Total assets	£11.4bn	£9.2bn	£6.3bn

Performance Ratios
Cost:income ratio[1]	71%	79%	67%

Other Financial Measures
Risk tendency[1,2]	£240m	£140m	£50m
Risk weighted assets (Basel I)	—	£6.1bn	£4.0bn
Risk weighted assets (Basel II)	£11.7bn	£10.2bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

15

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Global Retail and Commercial Banking - Emerging Markets profit before tax decreased 13% (£8m) to £52m (2007: £60m), with very strong income growth more than offset by accelerated investment in existing markets and increased impairment charges. The number of distribution points increased 321 to 871 (31st December 2007: 550).

Income increased 86% (£189m) to £410m (2007: £221m), driven by net interest income, principal transactions and net fees and commissions.

Net interest income increased 82% (£113m) to £251m (2007: £138m), driven by very strong retail and commercial balance sheet growth with average customer assets up 87% to £5.6bn (2007: £3.0bn). Average customer liabilities increased 47% to £6.6bn (2007: £4.5bn) primarily driven by deposit growth in India and Egypt.

Net fee and commission income increased 39% (£27m) to £96m (2007: £69m) primarily driven by very strong growth in retail and treasury fee income.

Principal transactions increased £42m to £59m (2007: £17m) reflecting higher foreign exchange income and a gain of £14m from the sale of shares in MasterCard.

Impairment charges increased £54m to £66m (2007: £12m) reflecting asset growth, particularly in India, and increased wholesale impairment in Africa.

Operating expenses increased 96% (£143m) to £292m (2007: £149m) reflecting continued investment in expansion of the business, with investment in infrastructure and the rollout of global platforms.

16

Results by Business

Global Retail and Commercial Banking - Absa

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	499	582	473
Net fee and commission income	348	344	340

Net trading income	77	2	(2)
Net investment income	49	23	47

Principal transactions	126	25	45

Net premiums from insurance contracts	111	110	117
Other income	23	40	37

Total income	1,107	1,101	1,012
Net claims and benefits incurred under insurance contracts	(60)	(59)	(55)

Total income net of insurance claims	1,047	1,042	957
Impairment charges and other credit provisions	(125)	(90)	(56)

Net income	922	952	901

Operating expenses excluding amortisation of intangible assets	(603)	(605)	(607)
Amortisation of intangible assets	(24)	(30)	(25)

Operating expenses	(627)	(635)	(632)

Share of post-tax results of associates and joint ventures	3	5	1
Profit on disposal of subsidiaries, associates and joint ventures	—	4	1

Profit before tax	298	326	271

Balance Sheet Information
Loans and advances to customers	£28.5bn	£29.9bn	£25.4bn
Customer accounts	£13.1bn	£13.0bn	£12.2bn
Total assets	£34.2bn	£36.4bn	£31.9bn

Performance Ratios
Cost:income ratio[1]	60%	61%	66%

Other Financial Measures
Risk tendency[1,2]	£195m	£190m	£185m
Risk weighted assets (Basel I)	—	£22.4bn	£20.7bn
Risk weighted assets (Basel II)	£15.4bn	£17.2bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

17

Results by Business

Global Retail and Commercial Banking - Absa

Global Retail and Commercial Banking - Absa profit before tax increased 10% (£27m) to £298m (2007: £271m) despite challenging market conditions and investment in the expansion of the franchise by 160 distribution points to 1,161 (31st December 2007: 1,001). Very strong Rand income and profit growth was partially offset by the 7% depreciation in the average value of the Rand against Sterling. Profit before tax included a gain of £46m relating to the Visa IPO.

Income increased 9% (£95m) to £1,107m (2007: £1,012m) primarily driven by principal transactions and net interest income.

Net interest income improved 5% (£26m) to £499m (2007: £473m) reflecting strong balance sheet growth. Average customer assets increased 9% to £26.3bn (2007: £24.1bn) primarily driven by retail mortgages, commercial asset based finance and retail current accounts. Average customer liabilities increased 13% to £12.5bn (2007: £11.1bn), primarily driven by retail savings, with increased margins reflecting the impact of successive interest rate rises.

Net fee and commission income increased 2% (£8m) to £348m (2007:£340m), underpinned by retail transaction volume growth.

Principal transactions increased £81m to £126m (2007: £45m) reflecting £46m from the Visa IPO and higher treasury transaction income.

Impairment charges increased £69m to £125m (2007: £56m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by the effect on consumers of rising interest and inflation rates and increasing consumer indebtedness.

Operating expenses decreased 1% (£5m) to £627m (2007: £632m). As a result the cost:income ratio improved from 66% to 60%.

18

Results by Business

Barclays Capital

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	702	612	567
Net fee and commission income	566	621	614

Net trading income	1,836	978	2,761
Net investment income	304	747	206

Principal transactions	2,140	1,725	2,967

Other income	3	8	5

Total income	3,411	2,966	4,153
Impairment charges	(1,226)	(836)	(10)

Net income	2,185	2,130	4,143

Operating expenses excluding amortisation of intangible assets	(1,664)	(1,466)	(2,453)
Amortisation of intangible assets	(15)	(24)	(30)

Operating expenses	(1,679)	(1,490)	(2,483)

Share of post-tax results of associates and joint ventures	18	35	—

Profit before tax	524	675	1,660

Balance Sheet Information
Corporate lending portfolio	£62.1bn	£52.3bn	£44.5bn
Total assets	£966.1bn	£839.9bn	£796.4bn

Performance Ratios
Cost:income ratio[1]	49%	50%	60%

Other Financial Measures
Risk tendency[1,2]	£200m	£140m	£110m
Risk weighted assets (Basel I)	—	£169.1bn	£152.5bn
Risk weighted assets (Basel II)	£163.4bn	£173.0bn	—
Average DVaR[1]	£58.0m	£44.6m	£39.3m

1	Defined further on page 106.
2	Further information on risk tendency is included on page 53.

19

Results by Business

Barclays Capital

Barclays Capital profit before tax decreased 68% (£1,136m) to £524m (2007: £1,660m). Absa Capital delivered strong growth in profit before tax of 31% to £88m (2007: £67m), despite a 7% depreciation in the Rand against Sterling.

Credit market exposures were actively managed and declined over the period. Barclays Capital’s results reflected net losses related to the credit market dislocation of £1,979m, of which £871m was included in income and £1,108m in impairment. These were net of gains of £852m arising from the widening of credit spreads on the fair valuation of notes issued by Barclays Capital. Further detail is provided on pages 30 to 40.

Net income was down 47% at £2,185m (2007: £4,143m). Excluding net losses related to credit market dislocation, net income was in line with the record result in 2007. There was very strong growth in Continental Europe, Asia and Africa, and modest growth in the UK, demonstrating the breadth of the client franchise. In the US, income declined due to the continued credit market dislocation, although there was significant growth in commodities, prime services and foreign exchange. Globally there was record income in interest rates, commodities, prime services and emerging markets and strong growth in private equity and currency products.

Net trading income decreased 34% (£925m) to £1,836m (2007: £2,761m) reflecting losses from the credit market dislocation. There was growth of 45% (£880m) to £2,832m in Rates businesses including significant growth in interest rates, prime services, foreign exchange, emerging markets and commodities. Average DVaR increased 48% to £58.0m (2007: £39.3m) driven by an increase in interest rate and credit spread risk.

Net investment income increased 48% (£98m) to £304m (2007: £206m) as a result of a number of private equity gains and structured capital markets transactions. Net interest income increased 24% (£135m) to £702m (2007: £567m), driven by higher contributions from money markets. Net fee and commission income from advisory and origination activities decreased 8% (£48m) to £566m, compared to the record 2007 result of £614m. The corporate lending portfolio, including leveraged finance, increased 19% to £62.1bn (31st December 2007: £52.3bn) primarily as a result of new loan facilities extended at current terms to financial and manufacturing institutions.

Impairment charges and other credit provisions of £1,226m included £1,108m as described above. Other impairment charges of £118m (2007: £10m) principally related to charges in the prime services and global loans businesses.

Operating expenses decreased 32% (£804m) to £1,679m (2007: £2,483m). Performance related pay, discretionary investment spend and short term contractor resources reduced to 24% (2007: 54%) of the cost base. Amortisation of intangible assets of £15m (2007: £30m) principally related to mortgage service rights.

Total headcount increased 100 to 16,300 (31st December 2007: 16,200) as Barclays Capital continued to invest selectively in key growth areas.

20

Results by Business

Barclays Global Investors

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest expense	(20)	(6)	(2)
Net fee and commission income	987	996	940

Net trading income	(5)	4	1
Net investment income	24	(12)	3

Principal transactions	19	(8)	4

Other income	1	1	1

Total income	987	983	943

Operating expenses excluding amortisation of intangible assets	(718)	(633)	(551)
Amortisation of intangible assets	(4)	(4)	(4)

Operating expenses	(722)	(637)	(555)

Profit before tax	265	346	388

Balance Sheet Information
Total assets	£79.0bn	£89.2bn	£90.4bn

Performance Ratios
Cost:income ratio[1]	73%	65%	59%

Other Financial Measures
Risk weighted assets (Basel I)	—	£2.0bn	£1.6bn
Risk weighted assets (Basel II)	£4.4bn	£4.3bn	—

1	Defined on page 106.

21

Results by Business

Barclays Global Investors

Barclays Global Investors profit before tax decreased 32% (£123m) to £265m (2007: £388m). Profit was impacted by selective support of liquidity products of £196m (2007: nil).

Income grew 5% (£44m) to £987m (2007: £943m).

Net fee and commission income grew 5% (£47m) to £987m (2007: £940m). This was primarily attributable to increased securities lending and management fees, partially offset by reduced incentive fees of £39m (2007: £109m).

Operating expenses increased 30% (£167m) to £722m (2007: £555m). Operating expenses included charges of £196m (2007: nil) related to selective support of liquidity products. The cost:income ratio increased to 73% (2007: 59%).

Headcount increased 300 to 3,700 (31st December 2007: 3,400). Headcount increased primarily in the support functions and iShares business, reflecting continued investment to support future growth.

Total assets under management decreased 5% (£56bn) to £988bn (31st December 2007: £1,044bn) comprising £12bn of net new assets, £6bn of favourable exchange movements and £74bn of adverse market movements. In US$ terms assets under management decreased 5% (US$112bn) to US$1,967bn (31st December 2007: US$2,079bn), comprising US$25bn of net new assets, US$10bn of positive exchange rate movements and US$147bn of negative market movements.

22

Results by Business

Barclays Wealth

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	225	226	205
Net fee and commission income	349	380	359

Net trading income	1	(4)	7
Net investment income	(170)	(7)	59

Principal transactions	(169)	(11)	66

Net premium from insurance contracts	82	95	100
Other income	8	10	9

Total income	495	700	739
Net claims and benefits incurred under insurance contracts	173	(48)	(104)

Total income net of insurance claims	668	652	635
Impairment charges and other credit provisions	(12)	(5)	(2)

Net income	656	647	633

Operating expenses excluding amortisation of intangible assets	(469)	(509)	(458)
Amortisation of intangible assets	(5)	(4)	(2)

Operating expenses	(474)	(513)	(460)

Profit before tax	182	134	173

Balance Sheet Information
Loans and advances to customers	£9.4bn	£9.0bn	£7.1bn
Customer accounts	£36.7bn	£34.4bn	£30.9bn
Total assets	£17.7bn	£18.2bn	£16.7bn

Performance Ratios
Cost:income ratio[1]	71%	79%	72%

Other Financial Measures
Risk tendency[1,2]	£15m	£10m	£10m
Risk weighted assets (Basel I)	—	£7.7bn	£6.9bn
Risk weighted assets (Basel II)	£8.8bn	£8.0bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

23

Results by Business

Barclays Wealth

Barclays Wealth profit before tax grew 5% (£9m) to £182m (2007: £173m). Performance was driven by broadly based income growth and tight cost control as the business continued to invest in client-facing staff and infrastructure to facilitate future growth.

Income increased 5% (£33m) to £668m (2007: £635m).

Net interest income increased 10% (£20m) to £225m (2007: £205m) reflecting strong growth in both customer deposits and lending. Average deposits grew 24% to £36.0bn (2007: £29.1bn). Average lending grew 43% to £9.3bn (2007: £6.5bn) driven by increased lending to high net worth, affluent and intermediary clients.

Net fee and commission income decreased 3% (£10m) to £349m (2007: £359m) driven by falling equity markets offset by increased client assets.

Principal transactions decreased £235m to a charge of £169m (2007: £66m gain) reflecting a decrease in the value of assets backing unit linked insurance contracts. Net premiums from insurance contracts decreased £18m to £82m (2007: £100m). The decreases in principal transactions and net premiums from insurance contracts were more than offset by an associated reduction of £277m in net claims and benefits incurred under insurance contracts to a credit of £173m (2007: charge of £104m), driven by the decrease in the value of unit linked liabilities and the impact of favourable experience on non-linked insurance contract liabilities.

Impairment charges increased £10m to £12m (2007: £2m) from a very low base.

Operating expenses increased 3% to £474m (2007: £460m) as a result of the ongoing progress in upgrading the technology and operating platforms and continued hiring of client facing staff, partially offset by cost savings.

Total client assets, comprising customer deposits and client investments, remained at £132.5bn with net new asset inflows of £3.5bn offsetting the impact of market and foreign exchange movements.

24

Results by Business

Head Office Functions and Other Operations

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Income Statement Information
Net interest income	21	123	5
Net fee and commission income	(242)	(230)	(194)

Net trading (loss)/income	(183)	(86)	20
Net investment income	45	(18)	1

Principal transactions	(138)	(104)	21

Net premiums from insurance contracts	71	80	72
Other income	24	19	16

Total income	(264)	(112)	(80)
Impairment charges and other credit provisions	(3)	8	(11)

Net income	(267)	(104)	(91)

Operating expenses excluding amortisation of intangible assets	(195)	(121)	(112)
Amortisation of intangible assets	—	3	(4)

Operating expenses	(195)	(118)	(116)

Profit on disposal of associates and joint ventures	—	1	—

Loss before tax	(462)	(221)	(207)
Balance Sheet Information
Total assets	£4.5bn	£5.7bn	£5.4bn
Other Financial Measures
Risk tendency[1,2]	£5m	£10m	£5m
Risk weighted assets (Basel I)	—	£1.6bn	£1.5bn
Risk weighted assets (Basel II)	£1.1bn	£1.1bn	—

1	Defined on page 106.
2	Further information on risk tendency is included on page 53.

25

Results by Business

Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax increased £255m to £462m (2007: £207m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations. The impact of such inter-segment adjustments increased £31m to £140m (2007: £109m). These adjustments included internal fees for structured capital market activities of £98m (2007: £79m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £67m (2007: £18m). In addition a consolidation adjustment between net interest income and principal transactions is required to match the booking of certain derivative hedging transactions between different segments in the Group. This resulted in a £101m increase in net interest income with an equal and opposite decrease in principal transactions.

Net interest income increased £16m to £21m (2007: £5m) reflecting the £101m increase in the consolidation adjustment on hedging derivatives partially offset by lower interest earned due to the reduction of the centrally held capital surplus.

Principal transactions decreased £159m to a loss of £138m (2007: income of £21m) reflecting the £101m decrease in the consolidation adjustment on hedging derivatives as well as other fair value and hedging adjustments.

Operating expenses increased £79m to £195m (2007: £116m) driven by costs related to an internal review of Barclays compliance with US economic sanctions, and lower rental income and lower proceeds on property sales.

26

Risk Management

There have been no material changes to the risk management processes as described in the Risk Management section of our Annual Report and Accounts for the year ended 31st December 2007.

Principal Risks and Uncertainties

The overall risk environment remains challenging for broad areas of the financial services industry. The continued dislocation in the wholesale credit markets, with wider credit spreads and constrained market liquidity, is exacerbated by slower economic growth in many parts of the world.

Wholesale Credit Risk

As we entered 2008, the wholesale credit environment reflected concerns about weakening economic conditions in our major markets. That environment led to a more cautious approach to credit assessment, pricing and ongoing control in the financial services industry, which we expect to continue in the second half of the year. At the half-year stage, our assessment of our wholesale credit risk is broadly unchanged. Wholesale credit market conditions remain difficult, with reduced liquidity in cash and securitised products.

Overall, our wholesale credit impairment for 2008 is at a level broadly commensurate with our wholesale models’ prediction for a stress level that might occur once in twenty years. The key driver of impairment continues to be losses seen in US RMBS and related exposures, where the value of the underlying collateral has continued to deteriorate through 2008. This reflects the high levels of default seen in the US mortgage market, particularly in the sub-prime and Alt-A segments. There have also been some industry losses from exposure to a number of hedge fund counterparties where extreme market turbulence led to sudden loss of value of collateral, which ultimately proved insufficient to cover exposure in full.

Our corporate banking portfolios are generally performing in line with expectations. However, our portfolio in Spain is affected by the rapid cooling of the housing market and the impact on a range of counterparties in the residential development and construction sectors. Some signs of strain are being seen in Barclays Commercial Bank in the UK with an increased flow of cases into our Business Support turnaround and recovery team. Our Risk Tendency in this area has increased since the year-end, partly reflecting more difficult credit conditions.

In Absa, the wholesale portfolios have continued to perform well, reflecting the focus on the property, agriculture and sovereign sectors. This is in line with other banks in the region and contrasts with the declining performance of retail portfolios.

In response to the weakening environment in some of our core markets, we have reduced our risk profile in a number of areas. Examples of steps taken include reducing portfolio concentration limits in key sectors such as leveraged finance and property, as well as tightening underwriting criteria. We have taken actions across major business areas with the intention to reduce losses if the environment continues to weaken.

As we enter the second half of 2008, the principal uncertainties relating to the performance of the wholesale portfolios are:

•	Performance of the underlying collateral supporting US RMBS and related positions, which may deteriorate further

•	The impact of a deeper or more prolonged economic downturn on our businesses in the UK, US, Spain and South Africa

•	The potential for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn

•	The potential for losses in respect of other market related exposures to counterparties in the financial services industry

27

Risk Management

Further information regarding the credit risk profile of our wholesale and corporate portfolios may be found in the business reviews on pages 9 to 10 and 13 and 24, the summaries of credit market exposures on pages 30 to 40, the impairment review on pages 47 to 48 and the review of Risk Tendency on pages 53 to 54.

Retail Credit Risk

Retail credit risk conditions in a number of Barclays major markets have deteriorated since the start of 2008 as a rise in consumer prices and weaker housing markets have accompanied the effects of dislocation in the wholesale credit markets and slower economic growth.

In the UK, impairment charges in our credit card portfolio reduced. Average credit scores and vintage analysis indicate continued improvement in the quality of business written in during 2007. Overall delinquencies and charge-offs are lower than a year ago, although there is some evidence of deterioration in the second quarter. In the UK unsecured loan portfolios, overall delinquencies have been stable and charge-offs have declined slightly as a result of tighter underwriting criteria.

Home Finance delinquency and possession rates remain well below the Council of Mortgage Lenders industry average and losses remain contained by conservative loan to value (LTV) ratios. The average LTV on business written in the first half of the year was 51% and the average current valuation LTV on our stock of mortgages was 35%. For our residential Home Finance portfolio, 4% of our loans are above 85% LTV on an indexed basis. While there has been some increase in Home Finance delinquency following deterioration in the UK housing market, it remains low relative to historical levels at 0.97%. Our other secured lending portfolios are operating as expected, and are being managed to reduce exposure.

In response to the worsening economic environment in Spain, we have tightened lending criteria and increased collections activities. In the Home Finance portfolio, which comprises the large majority of retail balances, the average LTV on new business written in the first half of the year was 64% and we estimate the average current LTV on our mortgage stock to be 45%.

While delinquency in US credit cards has been affected by the weakening economy, credit actions taken towards the end of 2007 have raised new customer quality and improved recent vintage performance.

In Absa, credit conditions remain challenging, given the prolonged series of interest rate rises and inflationary pressures. The arrears rates for recent vintages of the cards portfolio have improved after the introduction of tighter controls during the past year. Delinquency in the secured portfolios has risen as the economy continues to weaken. In order to stabilise delinquency rates, underwriting criteria have been significantly tightened and collections investment increased. The average mark to market LTV on our mortgage stock stood at 44%.

As we enter the second half of the year, the principal uncertainties relating to the performance of the retail portfolios are:

•	The impact of global inflationary pressure on household disposable income and the ability of consumers to service debt

•	The possibility of rises in unemployment and a marked slowdown in the UK, US, Spanish and South African economies

•	The impact of further, sustained falls in house prices in the UK, Spain and South Africa

•	The reduced availability of credit in mortgage markets, leading to further declines in property values

28

Risk Management

The second half outlook for the South African and Spanish retail credit environments is expected to be challenging with macroeconomic indicators suggesting further weakening. The US portfolio will also be affected by a more difficult environment. While we expect the less favourable economic environment in the UK to continue in the second half of the year, the credit market dislocation has constrained the competitive position of some other financial institutions and Barclays is well-positioned to continue to provide financing to customers.

Further information regarding credit risk profile of our retail portfolios may be found in the business reviews on pages 7 to 8, 11 to 12, 13 to 18 and 23 to 24, the impairment review on pages 47 to 48 and the review of Risk Tendency on pages 53 to 54.

Market Risk

Volatility across financial markets increased due to the continuation of the credit market dislocation, high global inflation brought on by higher commodity prices, especially oil, and recessionary concerns for the western economies.

Against this background, Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased 30% to £58m compared with the second half of 2007 and increased 48% compared with the first half. This was mainly due to increases in interest rate positions and higher market volatility within the credit spread and interest rate DVaR. Average daily trading revenue of £26m was 29% higher than the second half of 2007, in line with the increase in DVaR. Further discussion of traded market risk is set out on page 55.

As we enter the second half of the year, the principal uncertainties which may impact our market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Some of these markets are also experiencing periods of reduced liquidity, creating the potential for significant price adjustments and instability in the historical correlation across risk factors.

Liquidity Risk

Despite a continued lack of term liquidity relative to overall demand, and constrained securitisation and covered bond markets, the Group’s liquidity position has remained strong and stable and we have improved the overall term of our wholesale liabilities due to the diverse range of funding sources in terms of geography, currency and counterparty. Retail and commercial deposits continue to grow. In the UK and Europe, the Group continues to be able to fund its retail and commercial assets without recourse to wholesale markets. Given our limited reliance on securitisation as a source of funding, we do not regard uncertainty over the securitisation markets as likely to impact our liquidity risk profile in the second half of the year.

Legal Risk and Regulatory Compliance Risk

These risks affect the Group through the extensive range of legal obligations, regulations and codes in force in the territories in which the Group operates. The principal uncertainties regarding these risks are further discussed on pages 89 to 91.

29

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures resulted in net losses of £1,979m in the first half of 2008, due to continuing dislocation in the credit markets. The net losses, which included £1,108m in impairment charges, comprised: £875m against ABS CDO Super Senior exposures; and £1,956m against other credit market exposures; partially offset by gains of £852m from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.

The credit market dislocation resulted in losses in the following categories:

		Pro-forma[1]	Net Exposures
	Notes	As at 30.06.08	As at 31.12.07	As at 30.06.07
		£m	£m	£m
ABS CDO Super Senior	A	3,229	4,671	7,432

Other US sub-prime

– Other US sub-prime		3,258	5,037	6,046
– Whole loan sales post period end		(828)	—	—

Net Other US sub-prime	B	2,430	5,037	6,046

Alt-A	C	3,510	4,916	3,760

Monoline insurers	D	2,584	1,335	140

SIVs and SIV-Lites	E	429	784	1,617

Commercial mortgages	F	10,988	12,399	8,282

Leveraged finance

– Net lending and commitments		7,326	7,368	7,317
– Contingent repayment		(2,306)	—	—

Net leveraged finance	G	5,020	7,368	7,317

1	The above table includes net exposures as at 30th June 2008 less reductions to US sub-prime and leveraged finance totalling £3,134m that are expected to complete in the second half of 2008.

30

Risk Management

A. ABS CDO Super Senior

Net ABS CDO Super Senior exposures were £3,229m (31st December 2007: £4,671m). Net exposures are stated after writedowns and charges of £875m incurred in 2008 (2007: £1,412m) and hedges of £204m (31st December 2007: £1,347m).

ABS CDO Super Senior high grade exposure of £3,055m comprised liquidity facilities which were fully drawn and classified within loans and receivables. ABS CDO Super Senior mezzanine exposure of £378m (£174m net of hedges) comprised undrawn commitments. The marks applied to the notional collateral are set out in the table below:

	As at 30.06.08			Marks[1]
	High Grade	Mezzanine	Total
	£m	£m	£m	%
Mix of ABS Super Senior Notional Collateral
2005 and earlier	942	364	1,306	76%
2006	576	31	607	30%
2007 and 2008	18	33	51	49%

Sub-prime	1,536	428	1,964	61%

2005 and earlier	677	63	740	83%
2006	461	41	502	78%
2007 and 2008	45	8	53	56%

Alt-A	1,183	112	1,295	80%

Prime	584	73	657	98%
RMBS CDO	317	51	368	0%
Sub-prime second lien	118	—	118	0%

Total RMBS	3,738	664	4,402	65%

CMBS	122	112	234	87%
Non-RMBS CDO	423	18	441	54%
CLOs	26	18	44	76%
Other ABS	75	35	110	58%

Total other ABS	646	183	829	65%

Total notional collateral	4,384	847	5,231	66%
Subordination	(462)	(293)	(755)

Gross exposure pre impairment	3,922	554	4,476
Impairment	(867)	(176)	(1,043)
Hedges	—	(204)	(204)

Net exposure	3,055	174	3,229

Collateral marks including liquidated structures				44%

1	Marks above reflect the gross exposure after impairment and subordination and do not include the benefit of hedges

31

Risk Management

A. ABS CDO Super Senior (continued)

ABS CDO Super Senior high grade and mezzanine exposure as at 31st December 2007 included exposures which contained or comprised a derivative at inception. These derivative exposures, which were measured at fair value through profit and loss, were liquidated or consolidated in 2008. The notional collateral of ABS CDOs liquidated or consolidated in 2008 was £4.3bn.

Collateral and hedges related to liquidated and consolidated exposures remaining at 30th June 2008 is stated at fair value net of hedges within ‘Other US sub-prime’ exposures below. The valuation for such collateral at 30th June 2008 is approximately 17%. The collateral valuation for all ABS CDO Super Senior deals, including those liquidated and consolidated in 2008, is approximately 44%.

Hedges of £204m (31st December 2007: £1,347m) comprise trades in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process. None of the hedge counterparties are monoline insurers.

The collateral for the outstanding ABS CDO Super Senior exposures primarily comprises residential mortgage backed securities (RMBS). Within this the majority of the sub-prime and Alt-A collateral was originated in 2005 or earlier with minimal exposure to 2007 or later. The vintages of the sub-prime, Alt-A and US RMBS collateral are set out in the table below.

	As at 30.06.08	As at 31.12.07
Sub-prime Collateral by Vintage
2005 and earlier	66%	54%
2006	31%	40%
2007 and 2008	3%	6%

Alt-A Collateral by Vintage
2005 and earlier	57%	49%
2006	39%	40%
2007 and 2008	4%	11%

US RMBS Collateral by Vintage
2005 and earlier	58%	52%
2006	39%	41%
2007 and 2008	3%	7%

RMBS collateral for the ABS CDO Super Senior exposures is subject to public ratings. The ratings of sub-prime, Alt-A and total RMBS CDO collateral as at 30th June 2008 are set out in the table below.

	High Grade	Mezzanine	Total
Sub-prime RMBS Ratings
AAA/AA	51%	4%	40%
A/BBB	21%	66%	31%
Non-investment Grade	28%	30%	29%

	High Grade	Mezzanine	Total
Alt-A RMBS Ratings
AAA/AA	85%	38%	81%
A/BBB	7%	31%	9%
Non-investment Grade	8%	31%	10%

	High Grade	Mezzanine	Total
Total RMBS Ratings
AAA/AA	63%	17%	55%
A/BBB	16%	52%	22%
Non-investment Grade	21%	31%	23%

32

Risk Management

B. Other US Sub-Prime

	Pro-forma[1] 30.06.08	As at 31.12.07	Marks at 30.06.08	Marks at 31.12.07
	£m	£m
Whole loans - performing	2,145	2,805	84%	100%
Whole loans - more than 60 days past due	272	372	50%	65%

Total whole loans	2,417	3,177	78%	94%
Sales post period end	(828)	—

Net exposure	1,589	3,177	79%	94%

Securities (net of hedges)[2]	89	637	42%	71%
Residuals	30	233	3%	24%
Other exposures with underlying sub-prime collateral:
– Derivatives	290	333	93%	100%
– Loans/other	432	657	73%	100%

Total other direct and indirect exposure	841	1,860

Total other US sub-prime	2,430	5,037

The majority of other US sub-prime exposures are measured at fair value through profit and loss.

Whole loans included £2,279m (31st December 2007: £2,843m) acquired on or originated since the acquisition of EquiFirst in March 2007. Of this balance £253m of new loans were originated in 2008. At 30th June 2008 the average loan to value at origination of all of the sub-prime whole loans was 80%.

After the period end, sales have been contractually agreed that will reduce whole loan exposure by £828m. These sales have been made in line with period end marks. In the six months to 30th June 2008 there were net sales, paydowns of collateral and movements in hedges and in US sub-prime collateral of liquidated and consolidated ABS CDO Super Senior structures of approximately £880m.

Included above are senior AAA securities of £44m (31st December 2007: £57m) held by consolidated conduits on which a mark to market loss of £10m has been recognised in equity in the six months to 30th June 2008 (2007: £nil). This is expected to reverse over time. The securities have protection provided by subordination of 32%.

Exposure is stated net of hedges traded in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process and none of the hedge counterparties are monoline insurers.

Other exposures with underlying sub-prime collateral include counterparty derivative exposures to vehicles which hold sub-prime collateral. The majority of this exposure is the most senior obligation of the vehicles.

1	Pro-forma exposure represents net exposures as at 30th June 2008 less material sales agreed in July
2	Marks based on gross collateral

33

Risk Management

C. Alt-A

Net exposure to the Alt-A market was £3,510m (31st December 2007: £4,916m), through a combination of whole loans, securities and residuals held on the balance sheet, including those held in consolidated conduits.

	As at 30.06.08	As at 31.12.07	Marks at 30.06.08	Marks at 31.12.07
	£m	£m
AAA securities	2,322	3,442	69%	87%
Other Alt-A securities	149	208	30%	75%
Whole Loans	716	909	80%	97%
Residuals	13	25	40%	66%
Other exposures with underlying Alt-A collateral:
– Derivatives	184	221	100%	100%
– Loans/other	126	111	76%	97%

Total	3,510	4,916

Alt-A securities, whole loans and residuals are measured at fair value through profit and loss. Alt-A securities held in conduits are categorised as available for sale.

Included above are senior AAA securities of £598m (31st December 2007: £823m) held by consolidated conduits on which a mark to market loss of £132m has been recognised in equity in the six months to 30th June 2008 (2007: £nil). This is expected to reverse over time. The securities have protection provided by subordination of 22%.

At 30th June 2008, 94% of the Alt-A whole loan exposure was performing, and the average loan to value ratio at origination was 81%.

In the six months to 30th June 2008 there were net sales, paydowns of collateral and movements in Alt-A collateral of liquidated and consolidated ABS CDO Super Senior structures of approximately £530m.

Other exposures with underlying Alt-A collateral include counterparty derivative exposures to vehicles which hold Alt-A collateral. The majority of this exposure is the most senior obligation of the vehicle.

34

Risk Management

D. Monoline Insurers

Assets are held with insurance protection or other credit enhancements from monoline insurers. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims on monoline insurers. These are measured at fair value through profit and loss.

The net exposure to monoline insurers under these contracts increased to £2,584m by 30th June 2008 (31st December 2007: £1,335m) reflecting declines in fair value of the underlying asset on existing contracts. There have been no claims due under these contracts as none of the underlying assets were in default at 30th June 2008.

At 30th June 2008, 67% of the underlying assets comprised collateralised loan obligations (CLOs), 9% US RMBS and 24% other collateral, primarily US CMBS.

	As at 30.06.2008
	Notional	Fair Value of Underlying Asset	Gross Exposure	Total Write-downs	Net Exposure
	£m	£m	£m	£m	£m
Exposure by Credit Rating of Monoline Insurer
AAA/AA	10,738	9,587	1,151	(98)	1,053
A/BBB	5,592	4,193	1,399	(242)	1,157
Non-investment grade	5,151	4,684	467	(93)	374

Total	21,481	18,464	3,017	(433)	2,584

	As at 31.12.07
	Notional	Fair Value of Underlying Asset	Gross Exposure	Total Write-downs	Net Exposure
	£m	£m	£m	£m	£m
Exposure by Credit Rating of Monoline Insurer

AAA/AA	21,573	20,179	1,394	(59)	1,335

The notional value of the assets wrapped with insurance protection are set out below, analysed by the current rating of the monoline. Of the US RMBS assets, 97% are protected by monolines with investment grade ratings as at 30th June 2008.

	Rating of Monoline Insurer As at 30.06.08
	AAA/AA	A/BBB	Non- investment grade	Total
	£m	£m	£m	£m
Notional Assets Wrapped by Monoline Insurers
2005 and earlier	112	—	—	112
2006	359	562	—	921
2007 and 2008	—	374	—	374

High Grade	471	936	—	1,407
Mezzanine - 2005 and earlier	—	508	63	571
CDO[2] - 2005 and earlier	38	—	—	38

US RMBS	509	1,444	63	2,016
CMBS	50	2,392	311	2,753
CLOs	8,801	1,050	4,556	14,407
Other	1,378	706	222	2,306

Total	10,738	5,592	5,152	21,482

35

Risk Management

E. SIVs/SIV-Lites

	As at 30.06.08	As at 31.12.07	Marks at 30.06.08	Marks at 31.12.07
	£m	£m	%	%
SIVs/SIV-lites
Drawn liquidity facilities	150	167
Undrawn liquidity facilities	26	299

Total liquidity facilities[1]	176	466	78%	100%
Bond inventory and derivatives[2]	253	318	23%	37%

Total	429	784

Loans and advances to customers included £176m (31st December 2007: £466m) of drawn and undrawn liquidity facilities in respect of SIV-lites and other structured investment vehicles. In the six months to June 30th 2008, £240m undrawn SIV liquidity facilities were cancelled.

Drawn liquidity facilities are classified as loans and receivables and are stated at cost less impairment. Undrawn liquidity facilities are included in commitments. The remainder of the exposure is fair valued through profit and loss.

1	Marks above reflect the exposure after impairment
2	Marks above relate to bond inventory only

36

Risk Management

F. Commercial Mortgages

Exposures in Barclays Capital’s commercial mortgages portfolio, all of which are measured at fair value, comprised commercial real estate exposure of £10,354m (31st December 2007: £11,103m) and commercial mortgage-backed securities (CMBS) of £634m (31st December 2007: £1,296m).

The commercial real estate loan exposure comprises 54% US, 43% Continental Europe and UK and 3% Asia. Of the total exposure 92% is tenanted; 4% relates to land or property under construction.

The US exposure includes two large facilities which comprise 45% of the total US exposure. These facilities have paid down approximately £390m in the first half of 2008. The remaining 55% of the US exposure comprises 86 facilities.

The UK and Continental European portfolio is well diversified with 76 facilities in place at 30th June 2008. In Europe protection is provided by loan covenants and annual LTV retests, which cover 90% of the portfolio. Of the Continental European exposure 61% relates to Germany. Exposure to the Spanish market represents less than 1% of total exposure at 30th June 2008.

At the start of the year exposure increased through additional drawdowns on facilities. Exposure subsequently declined following sales and paydowns of approximately £870m in the UK and Continental Europe and £880m in the US.

	As at 30.06.08	As at 31.12.07	Marks at 30.06.08	Marks at 31.12.07
	£m	£m	%	%
Commercial Real Estate Exposure by Region
US	5,558	5,947	96%	99%
Germany	2,153	1,783	98%	100%
Sweden	269	250	100%	100%
France	226	289	95%	100%
Switzerland	137	127	98%	100%
Spain	92	89	97%	100%
Other Continental Europe	656	779	97%	100%
UK	925	1,422	97%	100%
Asia	338	417	99%	100%

Total	10,354	11,103

	WALTV[1]	WAM[2]	WALA[3]
Commercial Real Estate Exposure Metrics
US	68.1%	1.7 yrs	1.1 yrs
Continental Europe	80.0%	5.0 yrs	1.2 yrs
UK	70.1%	6.3 yrs	1.3 yrs
Asia	81.3%	6.8 yrs	0.8 yrs

1	Weighted-average loan-to-value based on the most recent valuation
2	Weighted-average number of years to initial maturity
3	Weighted-average loan age

37

Risk Management

F. Commercial Mortgages (continued)

	As at 30.06.08
	US	Continental Europe	UK	Asia	Total
	£m	£m	£m	£m	£m
Commercial Real Estate Exposure by Industry
Office	2,708	1,191	212	95	4,206
Residential	1,271	1,103	248	85	2,707
Retail	93	554	134	85	866
Hotels	751	391	35	21	1,198
Leisure	—	—	258	—	258
Land	138	—	—	—	138
Industrial	466	213	38	12	729
Mixed/Others	241	81	—	40	362
Hedges	(110)	—	—	—	(110)

Total	5,558	3,533	925	338	10,354

	As at 30.06.08	As at 31.12.07	Marks at 30.06.08[1]	Marks at 31.12.07[1]
	£m	£m	%	%
Commercial Mortgage Backed Securities (net of hedges)
AAA securities	543	1,008
Other securities	91	288

Total	634	1,296	68%	98%

Exposure is stated net of hedges traded in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process and none of the hedge counterparties are monoline insurers.

1	Marks are based on gross collateral

38

Risk Management

G. Leveraged Finance

At 30th June 2008, the exposure relating to leveraged finance loans was £9,217m (31st December 2007: £9,217m). This includes original targeted holds at commitment date of £1,722m (31st December 2007: £1,659m). Barclays Capital expects to hold these leveraged finance positions until redemption.

Leveraged loans are classified within loans and receivables and are stated at amortised cost less impairment. The credit performance of the assets remains satisfactory.

	Pro-forma[1] 30.06.08	As at 31.12.07
	£m	£m
Leveraged Finance Exposure by Region
UK	4,436	4,401
US	2,961	3,037
Europe	1,609	1,568
Asia	211	211

Total lending and commitments	9,217	9,217
Original targeted hold	(1,722)	(1,659)
Unrecognised fees	(169)	(190)

Net lending and commitments	7,326	7,368
Contingent repayment	(2,306)	—

Net exposure	5,020	7,368

The industry classification of the exposure was as follows:

	As at 30.06.08			As at 31.12.07
	Drawn	Undrawn	Total	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m	£m
Leveraged Finance Exposure by Industry
Insurance	2,389	147	2,536	2,456	78	2,534
Telecoms	2,192	222	2,414	2,259	240	2,499
Retail	834	142	976	828	132	960
Healthcare	604	159	763	577	141	718
Media	489	130	619	469	127	596
Services	487	172	659	388	134	522
Manufacture	385	97	482	371	125	496
Chemicals	287	37	324	46	286	332
Other	211	233	444	233	327	560

Total	7,878	1,339	9,217	7,627	1,590	9,217

New leveraged finance commitments originated after 30th June 2007 comprised £1,275m (31st December 2007: £1,148m).

1	Pro-forma represents exposures as at 30th June 2008 less leveraged finance loans of £2,306m that have become subject to an announced intention to be repaid at par. This transaction is contingent upon regulatory approvals and is likely to be completed in the fourth quarter of 2008.

39

Risk Management

Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 30th June 2008, the own credit adjustment arose from the fair valuation of £48.1bn of Barclays Capital structured notes (31st December 2007: £40.7bn). The widening of Barclays credit spreads in the first half of 2008 affected the fair value of these notes and as a result revaluation gains of £852m were recognised in trading income. Of this, £703m was recognised in the first quarter of 2008.

40

Risk Management

Valuation of Financial Instruments

Some of the Group’s financial instruments are carried at fair value through profit or loss such as those held for trading, designated by management under the fair value option and non-cash flow hedging derivatives. Other non-derivative financial assets may be designated as available for sale. Available for sale financial investments are initially recognised at fair value and are subsequently held at fair value. Gains and losses arising from changes in fair value of such assets are included as a separate component of equity.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Financial instruments entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in net trading income, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains and losses on financial instruments held for trading are reported gross in trading portfolio assets and liabilities or derivative financial instruments, reduced by the effects of netting agreements where there is an intention to settle net with counterparties.

Valuation Methodology

The method of determining the fair value of financial instruments can be analysed into the following categories:

a)	Unadjusted quoted prices in active markets where the quoted price is readily available and the price represents actual and regularly occurring market transactions on an arm’s length basis.

b)	Valuation techniques using market observable inputs. Such techniques may include:

i)	using recent arm’s length market transactions;

ii)	reference to the current fair value of similar instruments;

iii)	discounted cash flow analysis, pricing models or other techniques commonly used by market participants.

c)	Valuation techniques used above, but which include significant inputs that are not observable. On initial recognition of financial instruments measured using such techniques the transaction price is deemed to provide the best evidence of fair value for accounting purposes.

The valuation techniques in (b) and (c) use inputs such as interest rate yield curves, equity prices, commodity and currency prices/yields, volatilities of underlyings and correlations between inputs. The models used in these valuation techniques are calibrated against industry standards, economic models and to observed transaction prices where available.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include for example, the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the market place, the maturity of market modelling and the nature of the transaction (bespoke or generic).

To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities, appropriate proxies, or other analytical techniques. The effect of changing the assumptions for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable inputs to a range of reasonably possible alternative assumptions, would be to provide a range of £1.6bn (31st December 2007: £1.2bn) lower to £1.9bn (31st December 2007: £1.5bn) higher than the fair values recognised in the financial statements.

The size of this range will vary over time in response to market volatility, market uncertainty and changes to benchmark proxy relationships of similar assets and liabilities. The calculation of this range is performed on a consistent basis each period.

41

Risk Management

The following summary sets out those instruments which use inputs where it may be necessary to use valuation techniques as described above.

Corporate Bonds

Corporate bonds are generally valued using observable quoted prices or recently executed transactions. Where observable price quotations are not available, the fair value is determined based on cash flow models where significant inputs may include yield curves, bond or single name credit default swap spreads.

Mortgage Whole Loans

The fair values of mortgage whole loans are determined using observable quoted prices or recently executed transactions for comparable assets. Where observable price quotations or benchmark proxies are not available, fair value is determined using cash flow models where significant inputs include yield curves, collateral specific loss assumptions, asset specific prepayment assumptions, yield spreads and expected default rates.

Commercial Mortgage Backed Securities and Asset Backed Securities

Commercial mortgage backed securities and asset backed securities are generally valued using observable information. Wherever possible, the fair value is determined using quoted prices or recently executed transactions. Where observable price quotations are not available, fair value is determined based on cash flow models where the significant inputs may include yield curves, credit spreads, prepayment rates. Securities that are backed by the residual cash flows of an asset portfolio are generally valued using similar cash flow models.

The fair value of home equity loan bonds are determined using models which use scenario analysis with significant inputs including age, rating, internal grade, and index prices.

Collateralised Debt Obligations

The valuation of collateralised debt obligations notes is first based on an assessment of the probability of an event of default occurring due to a credit deterioration. This is determined by reference to the probability of event of default occurring and the probability of exercise of contractual rights related to event of default. The notes are then valued by determining appropriate valuation multiples to be applied to the contractual cash flows. These are based on inputs including the prospective cash flow performance of the underlying securities, the structural features of the transaction and the net asset value of the underlying portfolio.

Private Equity

The fair value of private equity is determined using appropriate valuation methodologies which, dependent on the nature of the investment, may include discounted cash flow analysis, enterprise value comparisons with similar companies, price:earnings comparisons and turnover multiples. For each investment the relevant methodology is applied consistently over time.

42

Risk Management

Derivatives

Derivative contracts can be exchange traded or over the counter (OTC). OTC derivative contracts include forward, swap and option contracts related to interest rates, bonds, foreign currencies, credit standing of reference entities, equity prices, fund levels, commodity prices or indices on these assets.

The fair value of OTC derivative contracts are modelled using a series of techniques, including closed form analytical formulae (such as the Black-Scholes option pricing model) and simulation based models. The choice of model is dependent on factors such as; the complexity of the product, inherent risks and hedging strategy: statistical behaviour of the underlying, and ability of the model to price consistently with observed market transactions. For many pricing models there is no material subjectivity because the methodologies employed do not necessitate significant judgement and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps and option markets. In the case of more established derivative products, the pricing models used are widely accepted and used by the other market participants.

Significant inputs used in these models may include yield curves, credit spreads, recovery rates, dividend rates, volatility of underlying interest rates, equity prices or foreign exchange rates and, in some cases, correlation between these inputs. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data.

New, long dated or complex derivative products may require a greater degree of judgement in the implementation of appropriate valuation techniques, due to the complexity of the valuation assumptions and the reduced observability of inputs. The valuation of more complex products may use more generic derivatives as a component to calculating the overall value.

Derivatives where valuation involves a significant degree of judgement include:

Fund Derivatives

Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and available market information on the level of the hedging risk. Some fund derivatives are valued using unobservable information, generally where the level of the hedging risk is not observable in the market. These are valued taking account of risk of the underlying fund or collection of funds, diversification of the fund by asset, concentration by geographic sector, strategy of the fund, size of the transaction and concentration of specific fund managers.

Commodity Derivatives

Commodity derivatives are valued using models where the significant inputs may include interest rate yield curves, commodity price curves, volatility of the underlying commodities and, in some cases, correlation between these inputs, which are generally observable. This approach is applied to base metal, precious metal, energy, power, gas, emissions, soft commodities and freight positions. Due to the significant time span in the various market closes, curves are constructed using differentials to a benchmark curve to ensure that all curves are valued using the dominant market base price.

Structured Credit Derivatives

Collateralised synthetic obligations (CSOs) are structured credit derivatives which reference the loss profile of a synthetic portfolio of loans, debts or other underlyings. The reference asset can be a corporate credit or an asset backed credit. For CSOs that reference corporate credits an analytical model is used. For CSOs on asset backed underlyings, due to the path dependent nature of a CSO on an amortising portfolio a Monte Carlo simulation is used rather than analytic approximation. The expected loss probability for each reference credit in the portfolio is derived from the single name credit default swap spread curve and in addition, for ABS references, a prepayment rate assumption. A simulation is then used to compute survival time which allows us to calculate the marginal loss over each payment period to be calculated by reference to estimated recovery rates. Significant inputs include prepayment rates, cumulative default rates, and recovery rates.

43

Risk Management

Off-Balance Sheet Arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into transactions which may involve the use of off-balance sheet arrangements and special purpose entities (SPEs). These arrangements include the provision of guarantees, loan commitments, retained interests in assets which have been transferred to an unconsolidated SPE or obligations arising from the Group’s involvements with such SPEs.

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans: overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees.

Loan Commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period, or are cancellable by the Group subject to notice conditions.

Special Purpose Entities

Transactions entered into by the Group may involve the use of SPEs. SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities.

Transactions with SPEs take a number of forms, including:

•	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

•	Derivative transactions to provide investors in the SPE with a specified exposure.

•	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

Direct investment in the notes issued by SPEs.

Depending on the nature of the Group’s resulting exposure, it may consolidate the SPE on to the Group’s balance sheet. The consolidation of SPEs is considered at inception based on the arrangements in place and the assessed risk exposures at that time. In accordance with IFRS, SPEs are consolidated when the substance of the relationship between the Group and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE. The initial consolidation analysis is revisited at a later date if:

i)	the Group acquires additional interests in the entity; or if

ii)	the contractual arrangements of the entity are amended such that the relative exposures to risks and rewards change; or if

iii)	the Group acquires control over the main operating and financial decisions of the entity.

A number of the Group’s transactions have recourse only to the assets of unconsolidated SPEs. Typically, the majority of the exposure to these assets is borne by third parties and the Group’s risk is mitigated through over-collateralisation, unwind features and other protective measures. The Group’s involvement with unconsolidated third party conduits, collateralised debt obligations and structured investment vehicles is described further below.

44

Risk Management

Collateralised Debt Obligations

The Group has structured and underwritten CDOs. At inception, the Group’s exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances in the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers has been assessed and included in the determination of impairment charges and other credit provisions.

Structured Investment Vehicles (SIVs)

The Group has not structured or managed SIVs.

SIV-Lites

The Group structures and helps to underwrite SIV-Lite transactions. The Group is not involved in their ongoing management.

Commercial Paper and Medium-term Note Conduits

The Group provides undrawn backstop liquidity facilities to its own sponsored commercial paper conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet.

Asset Securitisations

The Group has assisted companies with the formation of asset securitisations, some of which are effected through the use of SPEs. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. As these SPEs are created for other companies, the Group does not usually control these entities and therefore does not consolidate them. The Group may provide financing in the form of senior notes or junior notes and may also provide derivatives to the SPE. These transactions are included on the balance sheet.

The Group has used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and derecognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk

45

Intentionally left blank

46

Risk Management

Impairment Charges and Other Credit Provisions

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Impairment charges on loans and advances	1,933	1,343	963
Charges/(release) in respect of undrawn facilities and guarantees	328	480	(4)

Impairment charges on loans and advances and other credit provisions	2,261	1,823	959
Impairment charges on reverse repurchase agreements	103	—	—
Impairment charges on available for sale assets	84	13	—

Impairment charges and other credit provisions	2,448	1,836	959
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:
	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Impairment charges on loans and advances	663	300	—
Charges in respect of undrawn facilities	322	469	—

Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	985	769	—
Impairment charges on reverse repurchase agreements	53	—	—
Impairment charges on available for sale assets	70	13	—

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,108	782	—

Impairment charges and other credit provisions increased £1,489m to £2,448m (2007: £959m).

Impairment charges on loans and advances and other credit provisions increased £1,302m to £2,261m (2007: £959m) reflecting charges of £985m against ABS CDO Super Senior and other credit market exposures and increased impairment in the international portfolios within Global Retail and Commercial Banking. Total loans and advances grew 24% to £454,857m (30th June 2007: £367,711m). As a result impairment charges on loans and advances and other credit provisions as a percentage of period end Group total loans and advances increased to 0.99% (2007: 0.52%).

In the retail portfolios, impairment charges on loans and advances and other credit provisions rose 23% (£185m) to £985m (2007: £800m) principally as a consequence of increased impairment in the international portfolios, whilst total loans and advances increased 19% to £175,397m (30th June 2007: £147,730m). As a result impairment charges as a percentage of period end total loans and advances increased to 1.12% (2007: 1.08%).

In the wholesale and corporate portfolios, impairment charges on loans and advances and other credit provisions rose £1,117m to £1,276m (2007: £159m) whilst total loans and advances increased 27% to £279,460m (30th June 2007: £219,981m). As a result impairment charges as a percentage of period end total loans and advances increased to 0.91% (2007: 0.14%).

47

Risk Management

Impairment Charges and Other Credit Provisions (continued)

Global Retail and Commercial Banking

Impairment charges in UK Retail Banking increased 4% (£11m) to £288m (2007: £277m), reflecting growth in the book and current economic conditions. In UK Home Finance, whilst mortgage delinquencies as a percentage of outstanding balances increased from 0.91% to 0.97%, impairment charges and amounts charged off remained low.

The impairment charge in Barclays Commercial Bank increased 19% (£24m) to £148m (2007: £124m) reflecting higher impairment losses in Larger Business partially offset by a reduction in incurred but not individually identified impairment. There was a small increase in impairment as a percentage of period-end loans and advances to customers to 0.44% (2007: 0.41%).

Impairment charges in Barclaycard increased 10% (£42m) to £477m (2007: £435m), reflecting £77m growth in charges in the international businesses and £27m from the inclusion of Goldfish. These factors were partially offset by £62m lower impairment in the UK businesses with reduced flows into delinquency and lower levels of arrears.

Impairment charges in Global Retail and Commercial Banking - Western Europe increased £71m to £103m (2007: £32m) principally due to higher charges in the Spanish commercial portfolios as a consequence of a rapid slowdown in the property and construction sectors.

Impairment charges in Global Retail and Commercial Banking - Emerging Markets increased £54m to £66m (2007: £12m) reflecting asset growth, particularly in India, and increased wholesale impairment in Africa.

Impairment charges in Global Retail and Commercial Banking - Absa increased £69m to £125m (2007: £56m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Investment Banking and Investment Management

Barclays Capital impairment charges and other credit provisions of £1,226m (2007: £10m) included a charge of £1,108m against ABS CDO Super Senior and other credit market positions. Other impairment charges increased £108m to £118m (2007: £10m) primarily related to charges in the prime services and global loans business.

The impairment charge in Barclays Wealth rose £10m to £12m (2007: £2m) from a very low base.

48

Risk Management

Allowance for Impairment on Loans and Advances

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
At beginning of period	3,772	3,277	3,335
Acquisitions and disposals	97	2	(75)
Exchange and other adjustments	(26)	59	(6)
Unwind of discount	(63)	(60)	(53)
Amounts written off	(911)	(952)	(1,011)
Recoveries	74	103	124
Amounts charged against profit	1,933	1,343	963

At end of period	4,876	3,772	3,277

Amounts Written Off
United Kingdom	(670)	(710)	(820)
Other European Union	(55)	(97)	(46)
United States	(99)	(58)	(87)
Africa	(87)	(87)	(58)
Rest of the World	—	—	—

	(911)	(952)	(1,011)

Recoveries
United Kingdom	61	61	93
Other European Union	(1)	25	7
United States	—	(1)	8
Africa	13	19	15
Rest of the World	1	(1)	1

	74	103	124

New and Increased Impairment Allowances
United Kingdom	998	1,019	941
Other European Union	176	107	85
United States	757	349	82
Africa	207	157	111
Rest of the World	58	16	4

	2,196	1,648	1,223

Less: Releases of Impairment Allowance
United Kingdom	(118)	(131)	(82)
Other European Union	(44)	(26)	(11)
United States	(8)	(29)	(21)
Africa	(13)	(11)	(9)
Rest of the World	(6)	(5)	(13)

	(189)	(202)	(136)

Recoveries	(74)	(103)	(124)

Total impairment charges on loans and advances	1,933	1,343	963

	£m	£m	£m
Allowance
United Kingdom	2,785	2,526	2,396
Other European Union	449	344	334
United States	1,007	356	72
Africa	552	514	452
Rest of the World	83	32	23

At end of period	4,876	3,772	3,277

49

Risk Management

Potential Credit Risk Loans

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Impaired Loans
Loans and advances	6,498	5,230	4,693
ABS CDO Super Senior	3,922	3,344	—
SIV and SIV-lites	150	—	—

	10,570	8,574	4,693

Accruing loans which are contractually overdue
90 days or more as to principal or interest	813	794	598
Impaired and restructured loans	378	273	61

Total credit risk loans	11,761	9,641	5,352

Potential Problem Loans
Loans and advances	1,467	846	735
ABS CDO Super Senior	—	801	—
SIV and SIV-lites	—	150	—

	1,467	1,797	735

Total potential credit risk loans	13,228	11,438	6,087

Geographical Split

Impaired Loans
United Kingdom	3,764	3,605	3,548
Other European Union	805	472	456
United States	4,599	3,703	76
Africa	1,310	757	589
Rest of the World	92	37	24

Total	10,570	8,574	4,693

Accruing Loans Which are Contractually Overdue 90 days or more as to principal or interest
United Kingdom	661	676	508
Other European Union	82	79	61
United States	12	10	4
Africa	57	29	25
Rest of the World	1	—	—

Total	813	794	598

50

Risk Management

Potential Credit Risk Loans (continued)

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Impaired and Restructured Loans
United Kingdom	311	179	3
Other European Union	14	14	12
United States	52	38	28
Africa	1	42	18
Rest of the World	—	—	—

Total	378	273	61

Total Credit Risk Loans
United Kingdom	4,736	4,460	4,059
Other European Union	901	565	529
United States	4,663	3,751	108
Africa	1,368	828	632
Rest of the World	93	37	24

Total	11,761	9,641	5,352

Potential Problem Loans
United Kingdom	936	419	409
Other European Union	366	59	23
United States	18	964	9
Africa	143	355	271
Rest of the World	4	—	23

Total	1,467	1,797	735

Total Potential Credit Risk Loans
United Kingdom	5,672	4,879	4,468
Other European Union	1,267	624	552
United States	4,681	4,715	117
Africa	1,511	1,183	903
Rest of the World	97	37	47

Total	13,228	11,438	6,087

51

Risk Management

Potential Credit Risk Loans (continued)

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	%	%	%
Allowance Coverage of Total Credit Risk Loans
United Kingdom	58.8	56.6	59.0
Other European Union	49.8	60.9	63.1
United States	21.6	9.5	66.7
Africa	40.4	62.1	71.5
Rest of the World	89.2	86.5	95.8

Total	41.5	39.1	61.2

	%	%	%
Allowance Coverage of Total Potential Credit Risk Loans
United Kingdom	49.1	51.8	53.6
Other European Union	35.4	55.1	60.5
United States	21.5	7.6	61.5
Africa	36.5	43.4	50.0
Rest of the World	85.6	86.5	48.9

Total	36.9	33.0	53.8

	%	%	%
Allowance Coverage of Credit Risk Loans
Retail	52.1	55.8	61.4
Wholesale and corporate	32.1	24.9	60.9

Total	41.5	39.1	61.2

Total Excluding ABS CDO Super Senior Exposure	52.3	55.6	61.2

	%	%	%
Allowance Coverage of Total Potential Credit Risk Loans
Retail	48.7	51.0	55.6
Wholesale and corporate	27.4	19.7	49.7

Total	36.9	33.0	53.8

Total Excluding ABS CDO Super Senior Exposure	43.9	49.0	53.8

Allowance coverage of credit risk loans and of potential credit risk loans excluding the drawn ABS CDO Super Senior exposure decreased to 52.3% (31st December 2007: 55.6%) and 43.9% (31st December 2007: 49.0%), respectively. The decrease in these ratios reflected a change in the mix of credit risk loans and potential credit risk loans as secured retail and wholesale and corporate exposure, where the recovery outlook is relatively high, increased as a proportion of credit risk loans and potential credit risk loans.

Additional protection on ABS CDO Super Senior credit risk loans was provided by subordination and hedges.

52

Risk Management

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures not reported as Credit Risk Loans. Risk Tendency models provide statistical estimates of average expected loss levels for a rolling 12-month period based on averages in the ranges of possible losses expected from each of the current portfolios. This contrasts with impairment charges as required under accounting standards, which derive from Credit Risk Loans where there is objective evidence of impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different parts of the portfolio, for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality of the credit portfolios.

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
UK Retail Banking	495	470	580
Barclays Commercial Bank	360	305	290
Barclaycard	1,115	955	975
GRCB - Western Europe	185	135	105
GRCB - Emerging Markets	240	140	50
GRCB - Absa	195	190	185
Barclays Capital	200	140	110
Barclays Wealth	15	10	10
Head Office Functions and Other Operations	5	10	5

	2,810	2,355	2,310

Risk Tendency increased 19% (£455m) to £2,810m (31st December 2007: £2,355m), broadly in line with the 17% growth in the Group’s loans and advances balances.

UK Retail Banking Risk Tendency increased £25m to £495m (31st December 2007: £470m). This reflected a higher risk profile in the unsecured loans portfolios and asset growth.

Risk Tendency in Barclays Commercial Bank increased £55m to £360m (31st December 2007: £305m). This reflected asset growth and deterioration in credit conditions.

Barclaycard Risk Tendency increased £160m to £1,115m (31st December 2007: £955m) primarily reflecting the inclusion of the Goldfish portfolio, an increase in the international portfolio and a deterioration in credit conditions in Barclaycard US and secured loans portfolios.

Risk Tendency at GRCB - Western Europe increased £50m to £185m (31st December 2007: £135m) principally reflecting balance sheet growth and weaker credit conditions.

Risk Tendency at GRCB - Emerging Markets increased £100m to £240m (31st December 2007: £140m) reflecting asset growth and a change in the risk profile following a broadening of the product offering through new product launches and new market entry in India and UAE.

53

Risk Management

Risk Tendency (continued)

Risk Tendency at GRCB - Absa increased £5m to £195m (31st December 2007: £190m) reflecting a continued weakening of retail credit conditions in South Africa and asset growth in Rand terms largely offset by a movement in the Rand/Sterling exchange rate.

Risk Tendency in Barclays Capital increased £60m to £200m (31st December 2007: £140m) reflecting asset growth and credit downgrades. The drawn liquidity facilities on ABS CDO Super Senior positions are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

Risk Tendency at Barclays Wealth increased £5m to £15m (31st December 2007: £10m) reflecting the transfer of a number of assets from GRCB - Western Europe.

54

Risk Management

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased to £58.0m in the first half of 2008. This was mainly due to increases in interest rate positions and higher market volatility within the credit spread and interest rate DVaR.

Barclays Capital’s DVaR as at 30th June 2008 was £61.2m (31st December 2007: £53.9m).

Analysis of Barclays Capital’s Market Risk Exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

	Half Year Ended 30.06.08
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	37.9	58.3	27.9
Credit spread risk	37.7	41.9	32.0
Commodity risk	23.7	29.6	18.7
Equity risk	9.7	12.9	6.7
Foreign exchange risk	5.3	9.0	2.9
Diversification effect	(56.3)	n/a	n/a

Total DVaR	58.0	73.3	49.2

	Half Year Ended 31.12.07
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	20.2	33.3	12.6
Credit spread risk	29.3	43.3	16.1
Commodity risk	20.9	24.8	17.4
Equity risk	12.3	17.6	9.8
Foreign exchange risk	5.4	9.6	3.2
Diversification effect	(43.4)	n/a	n/a

Total DVaR	44.6	59.3	38.4

	Half Year Ended 30.06.07
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	19.7	27.2	13.0
Credit spread risk	20.4	28.1	14.6
Commodity risk	19.5	27.2	14.8
Equity risk	10.1	15.3	7.3
Foreign exchange risk	4.3	6.7	2.9
Diversification effect	(34.7)	n/a	n/a

Total DVaR	39.3	47.1	33.1

1	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

55

Regulatory Capital

Capital Ratios

	As at 30.06.08 Basel II	As at 31.12.07 Basel II	As at 30.06.07 Basel I
	£m	£m	£m
Risk Weighted Assets
Credit risk	239,767	244,474	237,467
Counterparty risk	43,979	41,203	46,765
Market risk	40,462	39,812	33,811
Operational risk	28,531	28,389	—

Total risk weighted assets	352,739	353,878	318,043

Capital Resources
Tier 1
Called up share capital	1,642	1,651	1,637
Eligible reserves	22,603	22,939	21,323
Minority interests[1]	11,922	10,551	8,405
Tier 1 notes[2]	902	899	887
Less: intangible assets	(8,063)	(8,191)	(7,757)
Less: deductions from Tier 1 capital	(1,306)	(1,106)	(26)

Total qualifying Tier 1 capital	27,700	26,743	24,469

Tier 2
Revaluation reserves	25	26	24
Available for sale-equity gains	228	295	440
Collectively assessed impairment allowances	999	440	2,527
Minority interests	445	442	441
Qualifying subordinated liabilities:[3]
Undated loan capital	4,913	3,191	3,174
Dated loan capital	12,165	10,578	8,626
Less: deductions from Tier 2 capital	(1,306)	(1,106)	(26)

Total qualifying Tier 2 capital	17,469	13,866	15,206

Less: Regulatory Deductions
Investments not consolidated for supervisory purposes	(523)	(633)	(947)
Other deductions	(194)	(193)	(1,276)

Total deductions	(717)	(826)	(2,223)

Total net capital resources	44,452	39,783	37,452

Equity Tier 1 ratio	5.0%	5.1%	5.3%
Tier 1 ratio	7.9%	7.6%	7.7%
Risk asset ratio	12.6%	11.2%	11.8%

1	Includes equity minority interests of £1,526m (31st December 2007: £1,608m; 30th June 2007: £1,499m).
2	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.
3	Subordinated liabilities included in Tier 2 capital are subject to limits laid down in the regulatory requirements.

56

Regulatory Capital

Reconciliation of Regulatory Capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes is set out below:

	As at 30.06.08 Basel II	As at 31.12.07 Basel II	As at 30.06.07 Basel I
	£m	£m	£m
Shareholders’ equity excluding minority interests	22,289	23,291	20,973

Available for sale reserve	363	(154)	(238)
Cash flow hedging reserve	419	(26)	407
Adjustments to retained earnings
Defined benefit pension scheme	1,099	1,053	1,261
Additional companies in regulatory consolidation and non-consolidated companies	(1)	(281)	(230)
Foreign exchange on RCIs and upper Tier 2 loan stock	420	478	533
Adjustment for own credit	(969)	(461)	—
Other adjustments	625	690	254

Called up share capital and eligible reserves for regulatory purposes	24,245	24,590	22,960

57

Regulatory Capital

Total Assets

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
UK Retail Banking	96,314	88,477	84,267
Barclays Commercial Bank	80,955	74,566	69,830
Barclaycard	24,278	22,121	20,362
GRCB - Western Europe	51,133	43,702	36,724
GRCB - Emerging Markets	11,380	9,188	6,323
GRCB - Absa	34,178	36,368	31,908
Barclays Capital	966,109	839,850	796,389
Barclays Global Investors	79,030	89,218	90,440
Barclays Wealth	17,749	18,188	16,663
Head Office Functions and Other Operations	4,528	5,683	5,356

	1,365,654	1,227,361	1,158,262

Total assets increased 11% to £1,365.7bn (31st December 2007: £1,227.4bn).

UK Retail Banking total assets increased 9% to £96.3bn (31st December 2007: £88.5bn). This was mainly attributable to growth in mortgage balances.

Barclays Commercial Bank total assets grew 9% to £81.0bn (31st December 2007: £74.6bn) driven by growth across lending products.

Barclaycard total assets increased 10% to £24.3bn (31st December 2007: £22.1bn) primarily driven by the acquisition of Goldfish and increases in international assets.

GRCB - Western Europe total assets grew 17% to £51.1bn (31st December 2007: £43.7bn). This growth was mainly driven by increases in retail mortgages and unsecured lending.

GRCB - Emerging Markets total assets grew 24% to £11.4bn (31st December 2007: £9.2bn) reflecting increases in retail and commercial lending.

GRCB - Absa total assets decreased 6% to £34.2bn (31st December 2007: £36.4bn) reflecting broad based asset growth, more than offset by the weakening of the Rand.

Barclays Capital total assets rose 15% to £966.1bn (31st December 2007: £839.9bn). This primarily reflected continuing volatility across various derivative indices, resulting in significant increases in grossed-up derivative positions. Excluding derivatives, assets decreased 4% to £566.8bn (31st December 2007: £592.3bn).

Barclays Global Investors total assets decreased 11% to £79.0bn (31st December 2007: £89.2bn), mainly attributable to adverse market movements in certain asset management products recognised as investment contracts.

Barclays Wealth total assets decreased 2% to £17.7bn (31st December 2007: £18.2bn) reflecting a fall in the value of unit linked insurance contracts partially offset by strong growth in lending to high net worth and intermediary clients.

Head Office Functions and Other Operations total assets decreased 21% to £4.5bn (31st December 2007: £5.7bn).

58

Regulatory Capital

Risk Weighted Assets

	As at 30.06.08 Basel II	As at 31.12.07 Basel II	As at 30.06.07 Basel I
	£m	£m	£m
UK Retail Banking	30,855	30,540	42,498
Barclays Commercial Bank	62,991	62,056	51,106
Barclaycard	24,955	22,457	16,898
GRCB - Western Europe	29,170	25,084	20,370
GRCB - Emerging Markets	11,744	10,176	4,049
GRCB - Absa	15,400	17,213	20,692
Barclays Capital	163,352	172,974	152,467
Barclays Global Investors	4,413	4,266	1,616
Barclays Wealth	8,808	8,011	6,871
Head Office Functions and Other Operations	1,051	1,101	1,476

	352,739	353,878	318,043

Risk weighted assets remained flat at £352.7bn (31st December 2007: £353.9bn).

UK Retail Banking risk weighted assets increased by 1% to £30.9bn (31st December 2007: £30.5bn) with growth in mortgages partially offset by a reduction in operational risk.

Barclays Commercial Bank risk weighted assets increased 2% to £63.0bn (31st December 2007: £62.1bn). The increase in risk weighted assets was lower than asset growth, reflecting a relative increase in lower risk weighted portfolios.

Barclaycard risk weighted assets increased 11% to £25.0bn (31st December 2007: £22.5bn), primarily reflecting the acquisition of the Goldfish cards portfolio and redemption of securitisation transactions.

GRCB - Western Europe risk weighted assets increased 16% to £29.2bn (31st December 2007: £25.1bn), primarily reflecting underlying lending growth of 8% and the strengthening of the Euro.

GRCB - Emerging Markets risk weighted assets increased 15% to £11.7bn (31st December 2007: £10.2bn), reflecting asset growth and a change in the product mix.

GRCB - Absa risk weighted assets decreased 11% to £15.4bn (31st December 2007: £17.2bn), mainly due to weakening of the Rand.

Barclays Capital risk weighted assets decreased 6% to £163.4bn (31st December 2007: £173.0bn) due to changes in the asset class mix and the roll-out of Basel II models.

Barclays Global Investors risk weighted assets increased 3% to £4.4bn (31st December 2007: £4.3bn) mainly attributed to overall business growth.

Barclays Wealth risk weighted assets increased 10% to £8.8bn (31st December 2007: £8.0bn) driven by strong organic business growth, partially offset by increased benefit from collateral taken.

Head office functions risk weighted assets remained broadly stable at £1.1bn (31st December 2007: £1.1bn).

59

Performance Management

Staff Numbers

	Half Year Ended
	30.06.08	31.12.07	30.06.07
UK Retail Banking	30,700	30,700	33,900
Barclays Commercial Bank	10,000	9,200	7,900
Barclaycard	9,600	8,900	8,700
GRCB - Western Europe	10,200	8,800	7,600
GRCB - Emerging Markets	19,200	13,900	9,600
GRCB - Absa	38,700	35,800	33,100
Barclays Capital	16,300	16,200	15,700
Barclays Global Investors	3,700	3,400	3,100
Barclays Wealth	7,300	6,900	6,900
Head Office Functions and Other Operations	900	1,100	1,200

Total Group permanent and fixed term contract staff worldwide	146,600	134,900	127,700

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 63,100 (31st December 2007: 61,900) in the UK and 83,500 (31st December 2007: 73,000) internationally.

UK Retail Banking headcount was stable at 30,700 (31st December 2007: 30,700).

Barclays Commercial Bank headcount increased 800 to 10,000 (31st December 2007: 9,200) reflecting increased investment in risk and operations infrastructure and new initiatives in product development and sales capability. Headcount at 31st December 2007 included 1,200 operations staff transferred from UK Retail Banking in the second half of 2007.

Barclaycard staff numbers increased 700 to 9,600 (31st December 2007: 8,900), primarily due to the acquisition of Goldfish.

GRCB - Western Europe staff numbers increased 1,400 to 10,200 (31st December 2007: 8,800), reflecting expansion of the retail distribution network.

GRCB - Emerging Markets staff numbers increased 5,300 to 19,200 (31st December 2007: 13,900) due to continued expansion of the business and investment in infrastructure.

GRCB - Absa staff numbers increased 2,900 to 38,700 (31st December 2007: 35,800), reflecting continued growth in the business and investment in collections capacity.

Barclays Capital staff numbers increased 100 to 16,300 (31st December 2007: 16,200) as Barclays Capital continues to invest selectively in key areas.

Barclays Global Investors staff numbers increased 300 to 3,700 (31st December 2007: 3,400). Headcount increased primarily in the support functions and iShares business, reflecting continued investment to support further growth.

Barclays Wealth staff numbers increased 400 to 7,300 (31st December 2007: 6,900) principally due to increased client facing professionals and a short-term increase in infrastructure staff to support transformation projects.

60

Accounting Policies

Basis of Preparation

The condensed consolidated interim financial statements for the half year ended 30th June 2008 on pages 62 to 102 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, ‘Interim Financial Reporting’ as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December 2007, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS as published by the IASB and IFRIC interpretations as adopted by the European Union.

The accounting policies adopted are consistent with those of the accounting policies described in the 2007 Annual report, except IFRS 8 ‘Operating Segments’ has been adopted as at 1st January 2008. The standard was issued in November 2006 and excluding early adoption would first be required to be applied to the Group’s accounting period beginning on 1st January 2009. The standard replaces IAS 14 ‘Segmental Reporting’ and aligns operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the condensed consolidated interim financial statements but has impacted the segmental reporting as set out in note 34 on page 97.

61

Consolidated Interim Income Statement (Unaudited)

	Notes	Half Year Ended
		30.06.08	31.12.07	30.06.07
		£m	£m	£m
Continuing Operations
Interest income		13,356	13,271	12,037
Interest expense		(8,186)	(8,250)	(7,448)

Net interest income	1	5,170	5,021	4,589
Fee and commission income		4,461	4,386	4,292
Fee and commission expense		(547)	(490)	(480)

Net fee and commission income	2	3,914	3,896	3,812
Net trading income		1,784	948	2,811
Net investment income		345	820	396

Principal transactions	3	2,129	1,768	3,207

Net premiums from insurance contracts	4	568	569	442
Other income	5	163	88	100

Total income		11,944	11,342	12,150
Net claims and benefits incurred under insurance contracts	6	(101)	(244)	(248)

Total income net of insurance claims		11,843	11,098	11,902
Impairment charges and other credit provisions	7	(2,448)	(1,836)	(959)

Net income		9,395	9,262	10,943

Staff costs	8	(3,888)	(3,824)	(4,581)
Administration and general expenses		(2,408)	(2,189)	(1,952)
Depreciation of property, plant and equipment		(274)	(240)	(227)
Amortisation of intangible assets		(94)	(99)	(87)

Operating expenses	8	(6,664)	(6,352)	(6,847)

Share of post-tax results of associates and joint ventures	9	23	42	—
Profit on disposal of subsidiaries, associates and joint ventures	10	—	23	5

Profit before tax		2,754	2,975	4,101
Tax	11	(620)	(823)	(1,158)

Profit after tax		2,134	2,152	2,943

Attributable To
Minority interests	12	416	369	309
Equity holders of the parent	13	1,718	1,783	2,634

		2,134	2,152	2,943

Basic earnings per ordinary share	13	27.0p	27.5p	41.4p
Diluted earnings per ordinary share	13	26.2p	26.6p	40.1p

Proposed Dividend per Ordinary Share
Interim dividend	14	11.5p	—	11.5p
Final dividend	14	—	22.5p	—

The notes on pages 68 to 102 form an integral part of this condensed consolidated interim financial information.

62

Consolidated Interim Balance Sheet (Unaudited)

	Notes	As at 30.06.08	As at 31.12.07	As at 30.06.07
		£m	£m	£m
Assets
Cash and balances at central banks		6,432	5,801	4,785
Items in the course of collection from other banks		2,478	1,836	2,533
Trading portfolio assets		177,628	193,691	217,573
Financial assets designated at fair value:
– held on own account		46,697	56,629	46,171
– held in respect of linked liabilities to customers under investment contracts		79,486	90,851	92,194
Derivative financial instruments	15	400,009	248,088	174,225
Loans and advances to banks	18	54,514	40,120	43,191
Loans and advances to customers	19	395,467	345,398	321,243
Available for sale financial investments	21	42,765	43,072	47,764
Reverse repurchase agreements and cash collateral on securities borrowed		139,955	183,075	190,546
Other assets		6,012	5,150	6,289
Current tax assets		808	518	345
Investments in associates and joint ventures		316	377	228
Goodwill		6,932	7,014	6,635
Intangible assets		1,200	1,282	1,228
Property, plant and equipment		2,991	2,996	2,538
Deferred tax assets		1,964	1,463	774

Total assets		1,365,654	1,227,361	1,158,262

The notes on pages 68 to 102 form an integral part of this condensed consolidated interim financial information.

63

Consolidated Interim Balance Sheet (Unaudited)

	Notes	As at 30.06.08	As at 31.12.07	As at 30.06.07
		£m	£m	£m
Liabilities
Deposits from banks		89,944	90,546	87,429
Items in the course of collection due to other banks		2,791	1,792	2,206
Customer accounts		319,281	294,987	292,444
Trading portfolio liabilities		56,040	65,402	79,252
Financial liabilities designated at fair value		86,162	74,489	63,490
Liabilities to customers under investment contracts		80,949	92,639	93,735
Derivative financial instruments	15	396,357	248,288	177,774
Debt securities in issue		115,739	120,228	118,745
Repurchase agreements and cash collateral on securities lent		146,895	169,429	181,093
Other liabilities		8,998	10,499	10,908
Current tax liabilities		1,532	1,311	1,003
Insurance contract liabilities, including unit-linked liabilities		3,679	3,903	3,770
Subordinated liabilities	22	21,583	18,150	15,067
Deferred tax liabilities		655	855	258
Provisions	23	624	830	527
Retirement benefit liabilities	24	1,603	1,537	1,840

Total liabilities		1,332,832	1,194,885	1,129,541

Shareholders’ equity
Called up share capital	25	1,642	1,651	1,637
Share premium account	25	72	56	5,859
Other reserves		(198)	874	271
Retained earnings		20,965	20,970	13,461
Less: treasury shares		(192)	(260)	(255)

Shareholders’ equity excluding minority interests		22,289	23,291	20,973
Minority interests		10,533	9,185	7,748

Total shareholders’ equity	26	32,822	32,476	28,721

Total liabilities and shareholders’ equity		1,365,654	1,227,361	1,158,262

The notes on pages 68 to 102 form an integral part of this condensed consolidated interim financial information.

64

Condensed Consolidated Interim Statement of Recognised Income and Expense (Unaudited)

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Consolidated Statement of Recognised Income and Expense
Net movements in available for sale reserve	(660)	(93)	95
Net movements in cash flow hedging reserve	(573)	639	(280)
Net movements in currency translation reserve	(500)	102	(48)
Tax	381	17	37
Other movements	22	(1)	23

Amounts included directly in equity	(1,330)	664	(173)
Profit after tax	2,134	2,152	2,943

Total recognised income and expense	804	2,816	2,770

Attributable To
Equity holders of the parent	616	2,352	2,502
Minority interests	188	464	268

	804	2,816	2,770

An analysis of the statement of recognised income and expense is provided in note 27.

Notes on pages 68 to 102 form an integral part of this condensed consolidated interim financial information.

65

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Reconciliation of Profit Before Tax to Net Cash Flows From Operating Activities
Profit before tax	2,754	2,975	4,101
Adjustment for non-cash items	67	1,436	716
Changes in operating assets and liabilities	2,136	(17,264)	(1,128)
Tax Paid	(986)	(623)	(960)

Net cash from operating activities	3,971	(13,476)	2,729
Net cash from investing activities	812	6,074	3,990
Net cash from financing activities	2,588	2,948	410
Effect of exchange rates on cash and cash equivalents	(407)	(354)	(196)

Net increase/(decrease) in cash and cash equivalents	6,964	(4,808)	6,933
Cash and cash equivalents at beginning of period	33,077	37,885	30,952

Cash and cash equivalents at end of period	40,041	33,077	37,885

Notes on pages 68 to 102 form an integral part of this condensed consolidated interim financial information.

66

Intentionally left blank

67

Notes to the Condensed Consolidated Interim Financial Statements

1. Net Interest Income

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Cash and balances with central banks	76	133	12
Available for sale investments	993	1,136	1,444
Loans and advances to banks	573	808	608
Loans and advances to customers	11,121	10,505	9,054
Other	593	689	919

Interest income	13,356	13,271	12,037

Deposits from banks	(1,069)	(1,249)	(1,471)
Customer accounts	(3,071)	(2,208)	(1,902)
Debt securities in issue	(3,086)	(3,657)	(2,994)
Subordinated liabilities	(573)	(480)	(398)
Other	(387)	(656)	(683)

Interest expense	(8,186)	(8,250)	(7,448)

Net interest income	5,170	5,021	4,589

Group net interest income increased 13% (£581m) to £5,170m (2007: £4,589m) reflecting balance sheet growth across a number of businesses.

Group net interest income reflects structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates. The cost of structural hedges relative to average base rates decreased to £73m (2007: £126m), largely due to the smoothing effect of the structural hedge on changes in interest rates.

2. Net Fee and Commission Income

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Brokerage fees	43	8	101
Investment management fees	850	925	862
Securities lending	180	129	112
Banking and credit related fees and commissions	3,271	3,242	3,121
Foreign exchange commission	117	82	96

Fee and commission income	4,461	4,386	4,292

Fee and commission expense	(547)	(490)	(480)

Net fee and commission income	3,914	3,896	3,812

Net fee and commission income increased 3% (£102m) to £3,914m (2007: £3,812m).

Fee and commission income increased 4% (£169m) to £4,461m (2007: £4,292m) reflecting increased securities lending fees in Barclays Global Investors and increased volumes in GRCB - Western Europe and GRCB - Emerging Markets.

Fee and commission expense largely comprises brokerage fees.

68

Notes to the Condensed Consolidated Interim Financial Statements

3. Principal Transactions

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Rates related business	2,780	2,160	2,002
Credit related business	(996)	(1,212)	809

Net trading income	1,784	948	2,811

Net gain from disposal of available for sale assets	119	401	159
Dividend income	5	8	18
Net gain from financial instruments designated at fair value	125	191	102
Other investment income	96	220	117

Net investment income	345	820	396

Principal transactions	2,129	1,768	3,207

Principal transactions decreased 34% (£1,078m) to £2,129m (2007: £3,207m).

Net trading income decreased 37% (£1,027m) to £1,784m (2007: £2,811m). The majority of the Group’s net trading income arises in Barclays Capital. Growth in the Rates related business reflected growth in fixed income, prime services, foreign exchange, commodities and emerging markets. The Credit related business included net losses from credit market dislocation partially offset by attributable income and the benefits of widening credit spreads on the fair value of issued notes.

Net investment income decreased 13% (£51m) to £345m (2007: £396m). The cumulative gain from disposal of available for sale assets decreased 25% (£40m) to £119m (2007: £159m) reflecting profits realised on the sale of investments.

4. Net Premiums from Insurance Contracts

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Gross premiums from insurance contracts	593	597	465
Premiums ceded to reinsurers	(25)	(28)	(23)

Net premiums from insurance contracts	568	569	442

Net premiums from insurance contracts increased 29% (£126m) to £568m (2007: £442m), primarily due to expansion in GRCB -Western Europe.

69

Notes to the Condensed Consolidated Interim Financial Statements

5. Other Income

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
(Decrease)/increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	(5,609)	2,782	2,810

Decrease/(increase) in liabilities to customers under investment contracts	5,609	(2,782)	(2,810)
Property rentals	37	26	27
Other income	126	62	73

	163	88	100

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income. Other income in 2008 includes a £42m gain on the re-organisation of Barclays interest in a third party finance operation. This gain was offset by a broadly similar tax charge.

6. Net Claims and Benefits Incurred under Insurance Contracts

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Gross claims and benefits incurred underinsurance contracts	106	266	254
Reinsurers’ share of claims incurred	(5)	(22)	(6)

Net claims and benefits incurred under insurance contracts	101	244	248

Net claims and benefits incurred under insurance contracts decreased 59% (£147m) to £101m (2007: £248m) principally due to a decrease in the value of unit linked insurance contracts and reduced non-linked insurance contract liabilities due to falls in equity markets in Barclays Wealth.

70

Notes to the Condensed Consolidated Interim Financial Statements

7. Impairment Charges and Other Credit Provisions

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Impairment charges on loans and advances	1,933	1,343	963
Charges/(release) in respect of undrawn facilities and guarantees	328	480	(4)

Impairment charges on loans and advances and other credit provisions	2,261	1,823	959
Impairment charges on reverse repurchase agreements	103	—	—
Impairment charges on available for sale assets	84	13	—

Impairment charges and other credit provisions	2,448	1,836	959

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Impairment charges on loans and advances	663	300	—
Charges in respect of undrawn facilities	322	469	—

Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	985	769	—
Impairment charges on reverse repurchase agreements	53	—	—
Impairment charges on available for sale assets	70	13	—

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,108	782	—

71

Notes to the Condensed Consolidated Interim Financial Statements

8. Operating Expenses

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Staff costs	3,888	3,824	4,581
Administrative expenses	2,353	2,085	1,893
Depreciation	274	240	227
Impairment loss - property and equipment and intangible assets	30	14	2
Operating lease rentals	234	210	204
Gain on property disposals	(120)	(120)	(147)
Amortisation of intangible assets	94	99	87
Gain on acquisition	(89)	—	—

Operating expenses	6,664	6,352	6,847

Operating expenses fell 3% (£183m) to £6,664m (2007: £6,847m). The decrease was driven by a 15% fall (£693m) in staff costs to £3,888m (2007: £4,581m). Administrative expenses grew 24% (£460m) to £2,353m (2007: £1,893) reflecting continued expansion and investment in the distribution network and infrastructure of the international businesses within Global Retail and Commercial Banking and the cost of selective support of liquidity products in Barclays Global Investors.

Operating expenses were reduced by gains from the sale of property of £120m (2007: £147m) as the Group continued the sale and leaseback of some of its freehold portfolio, principally in UK Retail Banking, Barclays Commercial Bank and GRCB - Western Europe.

Amortisation of intangible assets increased 8% (£7m) to £94m (2007: £87m).

Gain on acquisition represents the excess of fair value of net assets over cost in respect of the purchase of Discover’s UK credit card business Goldfish.

Staff Costs

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Salaries and accrued incentive payments	3,193	3,137	3,856
Social security costs	247	207	301
Pension costs
– defined contribution plans	84	70	71
– defined benefit plans	43	73	77
Other post retirement benefits	15	(2)	12
Other	306	339	264

Staff costs	3,888	3,824	4,581

Staff costs decreased 15% (£693m) to £3,888m (2007: £4,581m). Salaries and accrued incentive payments fell 17% (£663m) to £3,193m (2007: £3,856m), reflecting lower performance related costs in Barclays Capital.

Defined benefit plan pension costs decreased 44% (£34m) to £43m (2007: £77m). This was due to recognition of actuarial gains, higher expected return on assets and reduction in past service costs; partially offset by higher interest costs.

72

Notes to the Condensed Consolidated Interim Financial Statements

9. Share of Post-Tax Results of Associates and Joint Ventures

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Profit from associates	23	30	3
Profit/(loss) from joint ventures	—	12	(3)

Share of post-tax results of associates and joint ventures	23	42	—

The overall share of post-tax results of associates and joint ventures increased £23m to £23m (2007: £nil). This mainly relates to an increase in profits generated by the private equity associates.

10. Profit on Disposal of Subsidiaries, Associates and Joint Ventures

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Profit on disposal of subsidiaries, associates and joint ventures	—	23	5

11. Tax

The tax charge for the period is based upon a UK corporation tax rate of 28.5% for the calendar year 2008 (2007: 30%). The effective rate of tax for the first half of 2008, based on profit before tax, was 23% (2007: 28%). The effective tax rate differs from 28.5% primarily due to the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, non-taxable gains and income, and the release of prior year tax provisions and a deferred tax liability no longer required. The effective tax rate for this interim period is lower than the 2007 full year and anticipated 2008 full year rate principally because of the release of prior year tax provisions and a deferred tax liability no longer required.

12. Profit Attributable to Minority Interests

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Absa Group Limited	149	170	129
Preference shares	167	108	90
Reserve capital instruments	47	43	44
Upper tier 2 instruments	6	8	8
Barclays Global Investors minority interests	8	18	22
Other minority interests	39	22	16

Profit attributable to minority interests	416	369	309

73

Notes to the Condensed Consolidated Interim Financial Statements

13. Earnings Per Share

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Profit attributable to equity holders of the parent	1,718	1,783	2,634
Dilutive impact of convertible options	(2)	(12)	(£13)

Profit attributable to equity holders of the parent including dilutive impact of convertible options	1,716	1,771	2,621

Basic weighted average number of shares in issue	6,369m	6,481m	6,356m
Number of potential ordinary shares[1]	191m	165m	178m

Diluted weighted average number of shares	6,560m	6,646m	6,534m

Basic earnings per ordinary share	27.0p	27.5p	41.4p
Diluted earnings per ordinary share	26.2p	26.6p	40.1p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

The basic and diluted weighted average number of shares in issue in the half year ended 31st December 2007 reflected 336.8 million shares issued on 14th August 2007 of which 299.5 million were repurchased by 31st December 2007. The buyback programme was subsequently completed on 31st January 2008. The weighted average number of shares in issue in the half year ended 31st December 2007 was increased by 54 million shares as a result of this temporary increase.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 191 million (2007: 178 million).

14. Dividends on Ordinary Shares

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Dividends Paid During the Period
Final dividend (paid 25th April 2008, 27th April 2007)	1,438	—	1,311
Interim dividend (paid 1st October 2007)	—	768	—

Final dividend	22.5p	—	20.5p
Interim dividend	—	11.5p	—

Dividend Proposed

The Directors have recommended an interim dividend for the year ended 31st December 2008 of 11.5p per ordinary share. Based on the number of shares outstanding at 30th June 2008 the amount payable in relation to this dividend would be £732m. This amount does not include the effects of the capital raising described in note 33 on page 96. This amount also excludes £23m payable on own shares held by employee benefit trusts.

1	Potential ordinary shares reflect the dilutive impact of share options outstanding.

74

Notes to the Condensed Consolidated Interim Financial Statements

15. Derivative Financial Instruments

		As at 30.06.08 Fair Value
	Contract Notional Amount	Assets	Liabilities
	£m	£m	£m
Derivatives Designated as Held for Trading
Foreign exchange derivatives	2,602,857	40,424	(39,440)
Interest rate derivatives	29,385,311	203,890	(204,137)
Credit derivatives	2,417,896	73,273	(67,675)
Equity and stock index and commodity derivatives	1,261,136	81,577	(83,988)

Total derivative assets/(liabilities) held for trading	35,667,200	399,164	(395,240)

Derivatives Designated in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	45,180	176	(448)
Derivatives designated as fair value hedges	22,623	560	(371)
Derivatives designated as hedges of net investments	8,530	109	(298)

Total derivative assets/(liabilities) designated in hedge accounting relationships	76,333	845	(1,117)

Total recognised derivative assets/(liabilities)	35,743,533	400,009	(396,357)

		As at 31.12.07 Fair Value
	Contract Notional Amount	Assets	Liabilities
	£m	£m	£m
Derivatives Designated as Held for Trading
Foreign exchange derivatives	2,208,369	30,348	(30,300)
Interest rate derivatives	23,608,949	139,940	(138,426)
Credit derivatives	2,472,249	38,696	(35,814)
Equity and stock index and commodity derivatives	910,328	37,966	(42,838)

Total derivative assets/(liabilities) held for trading	29,199,895	246,950	(247,378)

Derivatives Designated in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	55,292	458	(437)
Derivatives designated as fair value hedges	23,952	462	(328)
Derivatives designated as hedges of net investments	12,620	218	(145)

Total derivative assets/(liabilities) designated in hedge accounting relationships	91,864	1,138	(910)

Total recognised derivative assets/(liabilities)	29,291,759	248,088	(248,288)

75

Notes to the Condensed Consolidated Interim Financial Statements

15. Derivative Financial Instruments (continued)

		As at 30.06.07 Fair Value
	Contract Notional Amount	Assets	Liabilities
	£m	£m	£m
Derivatives Designated as Held for Trading
Foreign exchange derivatives	2,113,080	23,852	(22,325)
Interest rate derivatives	21,671,954	102,959	(103,722)
Credit derivatives	1,755,840	13,430	(12,916)
Equity and stock index and commodity derivatives	620,500	32,254	(37,814)

Total derivative assets/(liabilities) held for trading	26,161,374	172,495	(176,777)

Derivatives Designated in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	42,193	162	(433)
Derivatives designated as fair value hedges	22,246	324	(483)
Derivatives designated as hedges of net investments	16,094	1,244	(81)

Total derivative assets/(liabilities) designated in hedge accounting relationships	80,533	1,730	(997)

Total recognised derivative assets/(liabilities)	26,241,907	174,225	(177,774)

Total derivative notionals have grown primarily due to increases in the volume of fixed income derivatives, reflecting the continued growth in client based activity and increased use of electronic trading platforms in Europe and the US. Commodity derivative values have also increased significantly, largely due to growth in the markets for these products, along with price increases.

Derivative assets and liabilities subject to counterparty netting agreements amounted to £341bn (31st December 2007: £199bn; 30th June 2007: £134bn).

16. Fair Value Measurement of Financial Instruments

Where a financial instrument is stated at fair value, this is determined by reference to the quoted price in an active market wherever possible. Where no such active market exists for the particular asset or liability, the Group uses an appropriate valuation technique to arrive at the fair value.

Fair value amounts can be analysed into the following categories:

Unadjusted quoted prices in active markets where the quoted price is readily available and the price represents actual and regularly occurring market transactions on an arm’s length basis.

Valuation techniques based on market observable inputs. Such techniques may include:

•	using recent arm’s length market transactions;

•	reference to the current fair value of similar instruments;

•	discounted cash flow analysis, pricing models or other techniques commonly used by market participants.

Valuation techniques used above, but which include significant inputs that are not observable. On initial recognition of financial instruments measured using such techniques the transaction price is deemed to provide the best evidence of fair value for accounting purposes.

76

Notes to the Condensed Consolidated Interim Financial Statements

16. Fair Value Measurement of Financial Instruments (continued)

The following tables set out the total financial instruments stated at fair value and those fair values are calculated with valuation techniques using unobservable inputs.

	As at 30.06.08
	Unobservable Inputs	Total
	£m	£m
Assets Stated at Fair Value
Trading portfolio assets	3,996	177,628
Financial assets designated at fair value:
– held on own account	15,262	46,697
– held in respect of linked liabilities to customers under investment contracts	—	79,486
Derivative financial instruments	6,909	400,009
Available for sale financial investments	1,213	42,765

Total	27,380	746,585

Liabilities Stated at Fair Value
Trading Portfolio Liabilities	—	56,040
Financial liabilities designated at fair value	7,076	86,162
Liabilities to customers under investment contracts	—	80,949
Derivative financial instruments	3,833	396,357

Total	10,909	619,508

	As at 31.12.07
	Unobservable Inputs	Total
	£m	£m
Assets Stated at Fair Value
Trading portfolio assets	4,457	193,691
Financial assets designated at fair value:
– held on own account	16,819	56,629
– held in respect of linked liabilities to customers under investment contracts	—	90,851
Derivative financial instruments	2,707	248,088
Available for sale financial investments	810	43,072

Total	24,793	632,331

Liabilities Stated at Fair Value
Trading portfolio liabilities	42	65,402
Financial liabilities designated at fair value	6,172	74,489
Liabilities to customers under investment contracts	—	92,639
Derivative financial instruments	4,382	248,288

Total	10,596	480,818

77

Notes to the Condensed Consolidated Interim Financial Statements

16. Fair Value Measurement of Financial Instruments (continued)

Unobservable Profit

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended	Year Ended
	30.06.08	31.12.07
	£m	£m
Opening balance	154	534
Additions	79	134
Amortisation and releases	(61)	(514)

Closing balance	172	154

78

Notes to the Condensed Consolidated Interim Financial Statements

17. Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures resulted in net losses of £1,979m in the first half of 2008, due to continuing dislocation in the credit markets. The net losses, which included £1,108m in impairment charges, comprised: £875m against ABS CDO Super Senior exposures; and £1,956m against other credit market exposures; partially offset by gains of £852m from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.

For the purposes of this note, exposures represent the carrying value of assets and commitments (being either fair value or amortised cost less impairment), less hedging and subordination.

	Net Exposures
	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
ABS CDO Super Senior	3,229	4,671	7,432

Net Other US sub-prime	3,258	5,037	6,046

Alt-A	3,510	4,916	3,760

Monoline insurers	2,584	1,335	140

SIVs and SIV -Lites	429	784	1,617

Commercial mortgages	10,988	12,399	8,282

Leveraged Finance	9,217	9,217	8,575

79

Notes to the Condensed Consolidated Interim Financial Statements

18. Loans and Advances to Banks

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
By Geographical Area
United Kingdom	9,840	5,518	8,933
Other European Union	16,175	11,102	13,538
United States	16,346	13,443	12,351
Africa	3,409	2,581	2,252
Rest of the World	8,749	7,479	6,120

	54,519	40,123	43,194
Less: Allowance for impairment	(5)	(3)	(3)

Total loans and advances to banks	54,514	40,120	43,191

Loans and advances to banks includes £9,236m (31st December 2007: £4,210m; 30th June 2007: £10,272m) of settlement balances and £16,430m (31st December 2007: £10,739m; 30th June 2007: £8,376m) of cash collateral balances.

80

Notes to the Condensed Consolidated Interim Financial Statements

19. Loans and Advances to Customers

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Retail business	175,397	164,062	147,730
Wholesale and corporate business	224,941	185,105	176,787

	400,338	349,167	324,517
Less: Allowances for impairment	(4,871)	(3,769)	(3,274)

Total loans and advances to customers	395,467	345,398	321,243

By Geographical Area
United Kingdom	211,132	190,347	183,756
Other European Union	72,519	56,533	52,178
United States	50,444	40,300	33,767
Africa	37,991	39,167	34,175
Rest of the World	28,252	22,820	20,641

	400,338	349,167	324,517
Less: Allowance for impairment	(4,871)	(3,769)	(3,274)

Total loans and advances to customers	395,467	345,398	321,243

By Industry
Financial institutions	96,829	71,160	67,125
Agriculture, forestry and fishing	3,332	3,319	3,144
Manufacturing	20,509	16,974	14,086
Construction	6,388	5,423	4,764
Property	18,754	17,018	17,489
Government	3,053	2,036	—
Energy and water	10,602	8,632	8,000
Wholesale and retail distribution and leisure	19,233	17,768	17,209
Transport	6,736	6,258	6,012
Postal and communication	7,414	5,404	3,793
Business and other services	29,660	30,363	36,533
Home loans	120,971	112,087	104,319
Other personal	46,301	41,535	31,713
Finance lease receivables	10,556	11,190	10,330

	400,338	349,167	324,517
Less: Allowance for impairment	(4,871)	(3,769)	(3,274)

Total loans and advances to customers	395,467	345,398	321,243

Loans and advances to customers includes £30,140m (31st December 2007: £18,249m; 30th June 2007: £33,928m) of settlement balances and £17,901m (31st December 2007: £13,441m; 30th June 2007: £8,177m) of cash collateral balances.

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

81

Notes to the Condensed Consolidated Interim Financial Statements

20. Allowance for Impairment on Loans and Advances

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
At beginning of period	3,772	3,277	3,335
Acquisitions and disposals	97	2	(75)
Exchange and other adjustments	(26)	59	(6)
Unwind of discount	(63)	(60)	(53)
Amounts written off	(911)	(952)	(1,011)
Recoveries	74	103	124
Amounts charged against profit	1,933	1,343	963

At end of period	4,876	3,772	3,277

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Allowance
United Kingdom	2,785	2,526	2,396
Other European Union	449	344	334
United States	1,007	356	72
Africa	552	514	452
Rest of the World	83	32	23

At end of period	4,876	3,772	3,277

21. Available for Sale Financial Instruments

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Debt securities	38,131	38,673	42,729
Equity securities	1,653	1,676	1,648
Treasury bills and other eligible bills	2,981	2,723	3,387

Available for sale financial investments	42,765	43,072	47,764

82

Notes to the Condensed Consolidated Interim Financial Statements

22. Subordinated Liabilities

	Dated
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Opening balance	11,519	9,371	8,364
Issuances	1,606	1,606	1,900
Redemptions	(195)	(11)	(670)
Other	325	553	(223)

Closing balance	13,255	11,519	9,371

Issuances
Floating Rate Subordinated Step-Up Callable Notes 2017 (US$1.5bn)	—	—	762
Floating Rate Subordinated Step-Up Callable Notes 2017 (€1.5bn)	—	—	1,017
8.8% Subordinated Fixed Rate Callable Notes 2019 (ZAR1,725m)	—	—	121
6.05% Fixed Rate Subordinated Notes 2017 (US$2.25bn)	—	1,098	—
Fixed/Floating Rate Callable Subordinated Floating Rate Notes 2023	—	500	—
Floating Rate Subordinated Notes 2014 (KES1,000m)	—	8	—
6% Fixed Rate Subordinated Notes due 2018 (€1.75bn)	1,303	—	—
CMS-Linked Subordinated Notes due 2018 (€100m)	75	—	—
CMS-Linked Subordinated Notes due 2018 (€135m)	105	—	—
Subordinated Unsecured Fixed Rate Capital Notes 2015 (BWP90m)	8	—	—
Subordinated Callable Notes 2018 (ZAR1,525m)	115	—	—

	1,606	1,606	1,900
Redemptions
Step-up Callable Floating Rate Subord Bonds 2012 (ex-Woolwich PLC)	—	—	(150)
Floating Rate Subordinated Notes 2012	—	—	(300)
Callable Subordinated Floating Rate Notes 2012	—	—	(44)
Callable Subordinated Floating Rate Notes 2012 (US$150m)	—	—	(76)
Floating Rate Subordinated Notes 2012 (US$100m)	—	—	(50)
Capped Floating Rate Subordinated Notes 2012 (US$100m)	—	—	(50)
Subordinated Floating Rate Notes 2011 (€30m)	—	(11)	—
5.5% Subordinated Notes 2013 (DM 500m)	(195)	—	—

	(195)	(11)	(670)

83

Notes to the Condensed Consolidated Interim Financial Statements

22. Subordinated Liabilities (continued)

	Undated
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Opening balance	6,631	5,696	5,422
Issuances	2,010	618	500
Redemptions	(300)	—	—
Other	(13)	317	(226)

Closing balance	8,328	6,631	5,696

Issuances
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	—	—	500
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1.25bn)	—	618	—
8.25% Undated Subordinated Notes	1,000	—	—
7.7% Undated Subordinated Notes (US$2bn)	1,010	—	—

	2,010	618	500

Redemptions
9.875% Undated Subordinated Notes	(300)	—	—

	(300)	—	—

23. Provisions

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Redundancy and restructuring	87	82	104
Undrawn contractually committed facilities and guarantees	266	475	38
Onerous contracts	55	64	68
Sundry provisions	216	209	317

	624	830	527

24. Retirement Benefit Liabilities

The Group’s IAS 19 pension surplus across all schemes as at 30th June 2008 was £141m (31st December 2007: £393m; 30th June 2007: £540m). There are net recognised liabilities of £1,567m (31st December 2007: £1,501m; 30th June 2007: £1,804m) and unrecognised actuarial gains of £1,708m (31st December 2007: £1,894m; 30th June 2007: £2,344m). The net recognised liabilities comprised retirement benefit liabilities of £1,603m (31st December 2007: £1,537m; 30th June 2007: £1,840m) and assets of £36m (31st December 2007: £36m; 30th June 2007: £36m).

The Group’s IAS 19 pension surplus in respect of the main UK scheme as at 30th June 2008 was £439m (31st December 2007: £668m; 30th June 2007: £867m). This change primarily reflects lower investment returns over the period, following general market movements, which led to a fall in the market value of the scheme assets. This was partially offset by an increase in the real discount rate used to value the scheme liabilities, reflecting an increase in AA corporate bond yields which resulted in a higher discount rate of 6.70% (31st December 2007: 5.82%; 30th June 2007: 5.82%).

84

Notes to the Condensed Consolidated Interim Financial Statements

25. Share Capital and Share Premium

	Number of shares	Called up share capital	Share premium	Total
	m	£m	£m	£m
At 1st January 2008	6,601	1,651	56	1,707
Issued to staff under the Sharesave Share Option Scheme	3	1	13	14
Issued under the Incentive Share Option Plan	1	—	3	3
Repurchase of shares	(37)	(10)	—	(10)

At 30th June 2008	6,568	1,642	72	1,714

At 1st July 2007	6,545	1,637	5,859	7,496
Issued to staff under the Sharesave Share Option Scheme	17	5	55	60
Issued under the Incentive Share Option Plan	2	—	7	7
Issued under the Woolwich Executive Share Option Plan	—	—	1	1
Transfer to retained earnings	—	—	(7,223)	(7,223)
Issue of new ordinary shares	337	84	1,357	1,441
Repurchase of shares	(300)	(75)	—	(75)

At 31st December 2007	6,601	1,651	56	1,707

At 1st January 2007	6,535	1,634	5,818	7,452
Issued to staff under the Sharesave Share Option Scheme	2	1	7	8
Issued under the Incentive Share Option Plan	8	2	33	35
Issued under the Executive Share Option Scheme	—	—	1	1

At 30th June 2007	6,545	1,637	5,859	7,496

		Half Year Ended
		30.06.08	31.12.07	30.06.07
		£m	£m	£m
Ordinary Shares
At beginning of period		1,650	1,636	1,633
Issued to staff under the Sharesave Share Option Scheme		1	5	1
Issued under the Incentive Share Option Plan		—	—	2
Issue of new ordinary shares		—	84	—
Repurchase of shares		(9)	(75)	—

At end of period		1,642	1,650	1,636

Staff Shares

At beginning of period		1	1	1
Repurchase		(1)	—	—

At end of period		—	1	1

Total		1,642	1,651	1,637

The authorised share capital of Barclays PLC is £2,540m, $77.5m, €40m and ¥4,000m. (31st December 2007: £2,500m) comprising 9,996 million (31st December 2007: 9,996 million) ordinary shares of 25p each, 0.4 million sterling preference shares of £100 each, 0.4 million US dollar preference shares of $100 each, 150 million US dollar preference shares of $0.25 each, 0.4 million euro preference shares of €100 each, 0.4 million yen preference shares of ¥10,000 each and 1 million (31st December 2007: 1 million) staff shares of £1 each.

85

Notes to the Condensed Consolidated Interim Financial Statements

26. Total Shareholders’ Equity

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Called up share capital	1,642	1,651	1,637
Share premium account	72	56	5,859

Available for sale reserve	(363)	154	238
Cash flow hedging reserve	(419)	26	(407)
Capital redemption reserve	394	384	309
Other capital reserve	617	617	617
Currency translation reserve	(427)	(307)	(486)

Other reserves	(198)	874	271
Retained earnings	20,965	20,970	13,461
Less: treasury shares	(192)	(260)	(255)

Shareholders’ equity excluding minority interests	22,289	23,291	20,973

Preference shares	6,198	4,744	3,431
Reserve Capital instruments	1,923	1,906	1,921
Upper tier 2 instruments	586	586	586
Absa minority interests	1,519	1,676	1,541
Other minority interests	307	273	269

Minority interests	10,533	9,185	7,748

Total shareholders’ equity	32,822	32,476	28,721

Total shareholders’ equity increased £346m to £32,822m (31st December 2007: £32,476m).

Called up share capital comprises 6,568 million ordinary shares of 25p each (2007: 6,600 million ordinary shares of 25p each and 1 million staff shares of £1 each). Called up share capital decreased by £9m reflecting the net impact of share buy-backs over and above new issuances in relation to the exercise of employee share options. Share premium increased by £16m from the exercise of employee options. The capital redemption reserve increased by £10m representing the nominal value of the share buy-backs.

Retained earnings decreased £5m. Reductions primarily arose from external dividends paid of £1,438m, the total cost of share repurchases of £173m and a net share based payments impact of £119m. The reductions were largely offset by profit attributable to equity holders of the parent of £1,718m.

Movements in other reserves, except the capital redemption reserve, reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 65.

Minority interests increased £1,348m to £10,533m (2007: £9,185m). The increase primarily reflects a preference share issuance by Barclays Bank PLC of £1,431m.

86

Notes to the Condensed Consolidated Interim Financial Statements

27. Analysis of Statement of Recognised Income and Expense

	Half Year Ended
	30.06.08	31.12.07	30.06.07
	£m	£m	£m
Available for Sale Reserve
- Net (losses)/gains from changes in fair value	(629)	284	200
- Losses transferred to net profit due to impairment	84	13	—
- Net gains transferred to net profit on disposal	(120)	(402)	(161)
- Net losses transferred to net profit due to fair value hedging	5	12	56

Net movements in available for sale reserve	(660)	(93)	95

Cash Flow Hedging Reserve
- Net (losses)/gains from changes in fair value	(638)	526	(420)
- Net losses transferred to net profit	65	113	140

Net movements in cash flow hedging reserve	(573)	639	(280)

Net movements in currency translation reserve	(500)	102	(48)
Tax	381	17	37
Other movements	22	(1)	23

Amounts included directly in equity	(1,330)	664	(173)
Profit after tax	2,134	2,152	2,943

Total recognised income and expense	804	2,816	2,770

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets until disposal. The exceptions to reflect fair value movements through the income statement are impairment losses, gains or losses transferred to the income statement due to fair value hedge accounting and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The loss of £629m (2007: gain of £200m) from changes in fair value reflects the downturn across the US sub-prime market and increases in European and Japanese interest rates. The decrease in net gains transferred to net profit is primarily due to the lower levels of disposals.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The fair value gain or loss associated with the effective portion of the hedge is initially recognised in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately. The current period movement in the cash flow hedge reserve relates to a reduction in the fair value of interest rate swaps used in cash flow hedging due to increases in interest rates.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the first half of 2008 primarily reflects the impact of changes in the value of the Rand, Yen, Euro and Swiss Franc against Sterling. These movements reflect both the Group and minority interests in Absa Group Limited, the value of other currency movements on net investments which are hedged on a post-tax basis and net investments which are economically hedged through preference share capital that is not revalued for accounting purposes.

87

Notes to the Condensed Consolidated Interim Financial Statements

28. Contingent Liabilities and Commitments

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Acceptances and endorsements	473	365	295
Guarantees and letters of credit pledged as collateral security	51,439	35,692	33,445
Other contingent liabilities	9,804	9,717	7,757

Contingent liabilities	61,716	45,774	41,497

Documentary credits and other short-term trade related transactions	843	522	511
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	204	283	165
Standby facilities, credit lines and other	209,512	191,834	194,134

Commitments	210,559	192,639	194,810

Guarantees and letters of credit pledged as collateral security have increased due to the expansion of Barclays Global Investors business activity and the selected support of liquidity products.

Standby facilities, credit lines and other have increased primarily due to the acquisition of Discover’s UK credit card business, Goldfish.

88

Notes to the Condensed Consolidated Interim Financial Statements

29. Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006, Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006, the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007, the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review. Following the Supreme Court’s decision, the District Court ordered a further briefing concerning the status of the plaintiffs’ claims. Barclays is seeking the dismissal of the plaintiffs’ claims.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Like other UK financial services institutions, Barclays faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (“UTCCR”) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society including Barclays, to resolve the matter by way of a “test case” process (the “test case”). Preliminary issues hearings took place in January / February and July 2008. In relation to the January / February hearing the Judge found in favour of the banks on the issue of the penalty doctrine, and in favour of the OFT on the issue of the applicability of the UTCCR. The OFT is not pursuing an appeal in relation to the penalty doctrine. The banks have been granted permission to appeal the decision in relation to the applicability of the UTCCR. The Court of Appeal proceedings are likely to be heard in the Autumn of 2008 and this will dictate the further course of the action. There are likely to be further hearings and the proceedings may take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

89

Notes to the Condensed Consolidated Interim Financial Statements

30. Competition and Regulatory Matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (“EU”) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings. In June 2005, an inquiry into retail banking in all of the then 25 Member States was launched by the European Commission’s Directorate General for Competition. The inquiry looked at retail banking in Europe generally. In January 2007, the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The European Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the European Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of the Group and on its retail banking activities in the EU countries in which it operates.

In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry in February 2007. The Competition Commission published its provisional findings on 5th June 2008 in which it indicated that there was a lack of competition in the UK PPI market. The commission will now consult on the provisional findings and remedies and intends to publish its final report at the end of 2008. In October 2006, the FSA also published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. The Group has cooperated fully with these investigations and will continue to do so.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2000. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. In June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which?. This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. On 11th February 2008, the OFT announced its recommendations, which include the introduction of an FSA price comparison website, improvements to customer information in summary boxes and the use of standard terminology.

90

Notes to the Condensed Consolidated Interim Financial Statements

30. Competition and Regulatory Matters (continued)

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (“PCAs”) in the UK on 26th April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. Barclays has participated fully in the market study process and will continue to do so. The consultation period closes on 31st October 2008.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also been keeping the FSA informed of the progress of these investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

31. Acquisitions and Disposals

Acquisitions

On 31st March 2008, Barclays completed the acquisition of Discover’s UK credit card business, Goldfish, for a cash consideration of £38m (including attributable costs of £3m), for fair value of net assets of £127m, which gave rise to a gain on acquisitions of £89m.

On 7th March 2008, Absa acquired, for a consideration of £5m a further 24% of Meeg Bank Limited, bringing Absa’s shareholding up to 74%. Meeg Bank is based in South Africa.

Disposals

On 31st January 2008, Barclays completed the sale of Barclays Global Investors Japan Trust & Banking Co. Ltd, a Japanese trust administration and custody operation.

91

Notes to the Condensed Consolidated Interim Financial Statements

32. Related Party Transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements.

Associates, Joint Ventures and Other Entities

The Group provides banking services to its associates, joint ventures and Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provides investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

Key Management Personnel

The Group provides banking services to Directors and other key management personnel and persons connected to them. No related parties transactions have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the Group during that period; and there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

92

Notes to the Condensed Consolidated Interim Financial Statements

32. Related Party Transactions (continued)

All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included, in aggregate, by category of related party entity are as follows:

Six months ending 30th June 2008	Associates	Joint ventures	Entities under common directorship	Pension funds unit trusts and investment funds	Total
	£m	£m	£m	£m	£m
Income Statement
Interest received	—	60	—	—	60
Interest paid	(1)	(22)	—	—	(23)
Fees received for services rendered (including investment management and custody and commissions)	1	9	—	4	14
Fees paid for services provided	(32)	(67)	—	—	(99)
Principal transactions	5	19	(44)	—	(20)

Assets
Loans and advances to banks and customers	129	1,512	67	—	1,708
Derivative transactions	—	4	38	—	42
Other assets	220	124	5	8	357

Liabilities
Deposits from banks	—	—	—	—	—
Customer accounts	—	142	102	11	255
Derivative transactions	—	11	87	—	98
Other liabilities	3	16	—	25	44

The amounts reported in prior periods have been restated to reflect new related parties.

93

Notes to the Condensed Consolidated Interim Financial Statements

32. Related Party Transactions (continued)

Six months ending 31st December 2007	Associates	Joint ventures	Entities under common directorship	Pension funds unit trusts and investment funds	Total
	£m	£m	£m	£m	£m
Income Statement
Income statement:
Interest received	4	44	1	—	49
Interest paid	—	(28)	(1)	—	(29)
Fees received for services rendered (including investment management and custody and commissions)	—	26	—	18	44
Fees paid for services provided	(25)	(20)	—	—	(45)
Principal transactions	(24)	47	(10)	—	13

Assets
Loans and advances to banks and customers	142	1,285	40	—	1,467
Derivative transactions	—	4	36	—	40
Other assets	213	106	—	14	333

Liabilities
Deposits from banks	11	—	—	—	11
Customer accounts	—	61	33	12	106
Derivative transactions	—	10	50	—	60
Other liabilities	4	125	—	—	129

The amounts reported in prior periods have been restated to reflect new related parties.

94

Notes to the Condensed Consolidated Interim Financial Statements

32. Related Party Transactions (continued)

Six months ending 30th June 2007	Associates	Joint ventures	Entities under common directorship	Pension funds unit trusts and investment funds	Total
	£m	£m	£m	£m	£m
Income Statement
Interest received	1	44	—	—	45
Interest paid	(1)	(30)	—	—	(31)
Fees received for services rendered (including investment management and custody and commissions)	1	8	—	8	17
Fees paid for services provided	(27)	(58)	—	—	(85)
Principal transactions	(3)	(2)	(6)	—	(11)

Assets
Loans and advances to banks and customers	629	461	69	—	1,159
Derivative transactions	—	—	—	484	484
Other assets	90	138	—	12	240

Liabilities
Deposits from banks	6	—	—	—	6
Customer accounts	16	10	2	41	69
Derivative transactions	3	—	8	—	11
Other liabilities	6	16	—	—	22

No guarantees, pledges or commitments have been given or received in respect of these transactions for the periods ending 30th June 2008, 31st December 2007 and 30th June 2007.

There are no leasing transactions between related parties for the periods ending 30th June 2008, 31st December 2007 and 30th June 2007.

Derivatives transacted on behalf of the Pensions Funds Units Trusts and Investment Funds amounted to £nil (2007: £484m).

During the period Barclays paid £1m (2007: £2m) charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company is a Trustee.

The amounts reported in prior periods have been restated to reflect new related parties.

95

Notes to the Condensed Consolidated Interim Financial Statements

33. Events Occurring after the Balance Sheet Date

In July 2008 Barclays raised capital of approximately £4.5bn through the issue of 1,576 million new ordinary shares.

On 1st July 2008 Barclays acquired 100% of the shares of the Russian Bank, Expobank, for a consideration of approximately $745m (£373m).

On 8th July 2008 Barclays announced it would close its FirstPlus unit to new business in August 2008.

On 5th August 2008 Barclays announced a sale of Barclays Life Assurance Company Limited to Swiss Reinsurance Company for a consideration of approximately £753m.

96

Notes to the Condensed Consolidated Interim Financial Statements

34. Segmental Reporting

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Retail Banking

•	Barclays Commercial Bank

•	Barclaycard

•	Global Retail and Commercial Banking - Western Europe

•	Global Retail and Commercial Banking - Emerging Markets

•	Global Retail and Commercial Banking - Absa

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head Office Functions and Other Operations

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Lending provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

97

Notes to the Condensed Consolidated Interim Financial Statements

34. Segmental Reporting (continued)

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships (SkyCard, Thomas Cook, Argos and Solution Personal Finance), Barclays Partner Finance and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Nordic region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and Global Retail and Commercial Banking - Western Europe and Global Retail and Commercial Banking - Emerging Markets, to leverage their distribution capabilities.

Global Retail and Commercial Banking - Western Europe

GRCB - Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal, France and Greece. GRCB - Western Europe serves customers through a variety of distribution channels including more than 980 distribution points and over 880 ATMs. GRCB - Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking - Emerging Markets

GRCB - Emerging Markets encompasses Barclays Global Retail and Commercial Banking, as well as Barclaycard operations, in 14 countries organised in 6 geographic areas: India and Indian Ocean (India, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); Southern Africa (Botswana, Zambia and Zimbabwe); Russia; and Pakistan (from 23rd July 2008). GRCB - Emerging Markets serves its customers through a network of over 870 branches and sales centres, and more than 890 ATMs. GRCB - Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking - Absa

GRCB - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital and Absa Card which is included as part of Barclaycard. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. GRCB - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

98

Notes to the Condensed Consolidated Interim Financial Statements

34. Segmental Reporting (continued)

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 335 funds for institutions and individuals trading globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

99

Notes to the Condensed Consolidated Interim Financial Statements

34. Segmental Reporting (continued)

Group Reporting Changes In 2008

Barclays announced on 22nd July 2008 the impact of certain changes in Group structure and reporting on the 2007 results. There was no impact on the Group income statement or balance sheet.

The businesses previously managed and reported as International Retail and Commercial Banking - excluding Absa are now reported and managed separately as Global Retail and Commercial Banking - Western Europe and Global Retail and Commercial Banking - Emerging Markets going forward.

Barclays Commercial Bank. The Marine Finance business, previously part of Barclaycard, is now managed and reported within Barclays Commercial Bank.

Barclaycard. The Absa credit card portfolio, previously part of International Retail and Commercial Banking - Absa is now managed and reported within Barclaycard. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking - Western Europe. The Marine Finance business, previously part of Barclaycard is now managed and reported within Barclays Commercial Bank.

Global Retail and Commercial Banking - Western Europe. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking - Western Europe.

International Retail and Commercial Banking - Absa. This business will be known going forward as Global Retail and Commercial Banking - Absa. The Absa credit card portfolio previously part of Global Retail and Commercial Banking - Absa is now managed and reported within Barclaycard.

Certain expenses, assets and staff previously reported within International Retail and Commercial Banking - excluding Absa have been allocated across UK Retail Banking, Barclays Commercial Bank, Barclaycard, Global Retail and Commercial Banking - Western Europe, Global Retail and Commercial Banking - Emerging Markets and Global Retail and Commercial Banking - Absa.

Certain pension assets and liabilities have been reclassified from Head Office and Other Operations to the other businesses in the Group.

UK Banking which previously reflected UK Retail Banking and Barclays Commercial Bank combined is no longer reported as a separate segment.

The structure remains unchanged for Barclays Capital, Barclays Global Investors, Barclays Wealth and Head Office and Other Operations.

100

Notes to the Condensed Consolidated Interim Financial Statements

34. Segmental Reporting (continued)

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
	£m	£m	£m	£m
Six months ending 30th June 2008
Income from external customers, net of insurance claims	2,204	1,316	1,377	643
Inter-segment income	(28)	33	41	(2)

Total income net of insurance claims	2,176	1,349	1,418	641

Business segment performance before tax	690	702	388	115

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
	£m	£m	£m	£m
Six months ending 31st December 2007
Income from external customers, net of insurance claims	2,210	1,297	1,211	500
Inter-segment income	(34)	10	64	(3)

Total income net of insurance claims	2,176	1,307	1,275	497

Business segment performance before tax	629	651	304	91

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
	£m	£m	£m	£m
Six months ending 30th June 2007
Income from external customers, net of insurance claims	2,167	1,249	1,179	446
Inter-segment income	(46)	8	76	(6)

Total income net of insurance claims	2,121	1,257	1,255	440

Business segment performance before tax	646	706	299	105

101

Notes to the Condensed Consolidated Interim Financial Statements

34. Segmental Reporting (continued)

	GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors	Barclays Wealth	Head Office Functions and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m
Six months ending 30th June 2008
Income from external customers, net of insurance claims	410	1,032	3,288	984	706	(117)	11,843
Inter-segment income	—	15	123	3	(38)	(147)	—

Total income net of insurance claims	410	1,047	3,411	987	668	(264)	11,843

Business segment performance before tax	52	298	524	265	182	(462)	2,754

	GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors	Barclays Wealth	Head Office Functions and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m
Six months ending 31st December 2007
Income from external customers, net of insurance claims	312	1,031	2,868	978	684	7	11,098
Inter-segment income	—	11	98	5	(32)	(119)	—

Total income net of insurance claims	312	1,042	2,966	983	652	(112)	11,098

Business segment performance before tax	40	326	675	346	134	(221)	2,975

	GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors	Barclays Wealth	Head Office Functions and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m
Six months ending 30th June 2007
Income from external customers, net of insurance claims	221	941	4,066	937	659	37	11,902
Inter-segment income	—	16	87	6	(24)	(117)	—

Total income net of insurance claims	221	957	4,153	943	635	(80)	11,902

Business segment performance before tax	60	271	1,660	388	173	(207)	4,101

102

Other Information

Share Capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 984.9 million ordinary shares) was renewed at the 2008 Annual General Meeting. The Group will seek to renew its authority to buy back ordinary shares at the 2009 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

At the 2008 Annual General Meeting, shareholders approved the creation of sterling, dollar, euro and yen preference shares (‘Preference Shares’) in order to provide the Group with more flexibility in managing its capital resources. No preference shares have been issued.

During the first half of 2008 Barclays repurchased in the market 36,150,000 of its ordinary shares of 25p each at a total cost of £171,923,243. This was the completion of the repurchase programme in order to minimise the dilutive effect on its existing shareholders of the issuance of a total of 336,805,556 Barclays ordinary shares to Temasek Holdings and China Development Bank in 2007.

Barclays purchased all of its staff shares in issue following approval for such purchase being given at the 2008 Annual General Meeting at a total cost of £1,023,054.

Group Share Schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Dividend Information

For qualifying US and Canadian resident ADR holders, the interim dividend of 11.5p per ordinary share becomes 46.0p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 1st October 2008 to ADR holders on the record on 22nd August 2008.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or, by telephoning 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary). The completed form should be returned to The Plan Administrator on or before 10th September 2008 for it to be effective in time for the payment of the dividend on 1st October 2008. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

103

Other Information

General Information

The information in this announcement, which was approved by the Board of Directors on 6th August 2008, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2007, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom. Tel: 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary) or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York Mellon whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York Mellon, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

On or around 11th August 2008, JPMorgan Chase Bank, N.A will become the ADR depositary. Their international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, N.A., PO Box 64504, St. Paul, MN 55164-0504, USA.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following the publication of these results.

Statutory accounts for the year ended 31st December 2007, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC, can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above. Copies of the form 20-F are also be available from the Barclays Investor Relations website (details below) and from the SEC’s website (www.sec.gov).

104

Other Information

General Information (continued)

Results Timetable

Item	Date
Ex Dividend Date	Wednesday, 20th August 2008
Dividend Record Date	Friday, 22nd August 2008
Dividend Payment Date	Wednesday, 1st October 2008
Interim Management Statement[1]	Tuesday, 18th November 2008
2008 Preliminary Results Announcement[1]	Tuesday, 17th February 2009

Economic Data

	30.06.08	31.12.07	30.06.07
Period end - US$/£	1.99	2.00	2.01
Average - US$/£	1.98	2.00	1.97
Period end - €/£	1.26	1.36	1.49
Average - €/£	1.29	1.46	1.48
Period end - ZAR/£	15.56	13.64	14.12
Average - ZAR/£	15.15	14.11	14.11

1	Note that these announcement dates are provisional and subject to change

105

Other Information

Glossary of Terms

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Cost:income ratio’ is defined as operating expenses compared to total income net of insurance claims.

‘Risk tendency’ is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

‘Daily Value at Risk (DVaR)’ is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%.

Absa Definitions

‘Absa Group Limited’ refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

‘Absa’ refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within Barclays Capital.

‘Absa Card’ is the portion of Absa’s results that is reported by Barclays within Barclaycard.

106

Index

Accounting policies	61	Market risk	55
Acquisitions and disposals	91	Net claims and benefits incurred under
Allowance for impairment on		insurance contracts	70
loans and advances	49, 82	Net fee and commission income	68
Available for sale financial instruments	82	Net interest income	68
Balance sheet (consolidated interim)	5, 63	Net premiums from insurance contracts	69
Barclaycard	11	Operating expenses	72
Barclays Capital	19	Other income	70
Barclays Capital credit market exposures	30, 79	Other information	103
Barclays Commercial Bank	9	Potential credit risk loans	50
Barclays Global Investors	21	Principal risks and uncertainties	27
Barclays Wealth	23	Principal transactions	69
Basis of preparation	61	Profit attributable to minority interests	73
Capital ratios	56	Profit before tax	2
Capital resources	56	Profit on disposal of subsidiaries,
Cash flow statement (condensed		associates and joint ventures	73
consolidated interim)	66	Provisions	84
Competition and regulatory matters	90	Reconciliation of regulatory capital	57
Contingent liabilities and commitments	88	Related party transactions	92
Derivative financial instruments	75	Results by business	7
Dividends on ordinary shares	4	Results timetable	105
Daily Value at Risk (DVaR)	55	Retirement benefit liabilities	84
Earnings per share	74	Risk asset ratio	2, 56
Events occurring after the balance sheet date	96	Risk Tendency	53
Fair value measurement of		Risk weighted assets	59
financial instruments	76	Segmental reporting	97
Filings with the SEC	104	Share capital and share premium	85, 103
Glossary of terms	106	Share of post-tax results of associates
GRCB – Absa	17	and joint ventures	73
GRCB – Emerging Markets	15	Staff costs	72
GRCB – Western Europe	13	Staff numbers	60
Group reporting changes in 2008	100	Statement of recognised income and
Group share schemes	103	expense (consolidated)	65, 87
Head office functions and other		Subordinated liabilities	83
operations	25	Summary of key information	2
Impairment charges and other credit		Tax	73
provisions	47, 71	Tier 1 Capital ratio	2, 56
Income statement (consolidated interim)	4, 62	Total assets	58
Legal proceedings	89	Total shareholders’ equity	86
Loans and advances to banks	80	UK Retail Banking	7
Loans and advances to customers	81	Valuation of financial instruments	41

107

BARCLAYS BANK PLC

INTERIM RESULTS ANNOUNCEMENT FOR 2008

Extracts from the Results Announcement of Barclays Bank PLC, published on August 7th 2008, are provided on pages 109 to 144.

108

This interim report does not contain detailed disclosures reflecting the impact of recent market turmoil as recommended by the Financial Stability Forum in its report on ‘Enhancing Market and Institutional Resilience’ published in April 2008 and the Committee of European Banking Supervisors in its report on ‘Banks’ Transparency on Activities and Products affected by the Recent Market Turmoil’ published in June 2008. This report contains disclosure on credit market exposures held by Barclays Capital on page 113 and more extensive disclosures are contained in the Barclays PLC Interim Results Announcement for the half year ended 30th June 2008. The data presented in the Barclays PLC Interim Results Announcement relating to credit market exposures is identical to that reportable for the Barclays Bank PLC Group.

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2008 to the corresponding six months of 2007 (as restated on 22nd July 2008). Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2007.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets and of further writedowns and credit exposures, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities including classification of financial instruments for regulatory capital purposes, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition — a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in this document in “principal risks and uncertainties” and in our filings with the US Securities and Exchange Commission (the ‘SEC’) including in our annual report on form 20-F for the fiscal year ended 31st December 2007 which is available on the SEC website at http://www.sec.gov.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

109

Risk Management

There have been no material changes to the risk management processes as described in the Annual Report and Accounts for the year ended 31st December 2007.

Principal risks and uncertainties

The overall risk environment remains challenging for broad areas of the financial services industry. The continued dislocation in the wholesale credit markets, with wider credit spreads and constrained market liquidity, is exacerbated by slower economic growth in many parts of the world.

Wholesale Credit Risk

As we entered 2008, the wholesale credit environment reflected concerns about weakening economic conditions in our major markets. That environment led to a more cautious approach to credit assessment, pricing and ongoing control in the financial services industry, which we expect to continue in the second half of the year. At the half-year stage, our assessment of our wholesale credit risk is broadly unchanged. Wholesale credit market conditions remain difficult, with reduced liquidity in cash and securitised products.

Overall, our wholesale credit impairment for 2008 is at a level broadly commensurate with our wholesale models’ prediction for a stress level that might occur once in twenty years. The key driver of impairment continues to be losses seen in US RMBS and related exposures, where the value of the underlying collateral has continued to deteriorate through 2008. This reflects the high levels of default seen in the US mortgage market, particularly in the sub-prime and Alt-A segments. There have also been some industry losses from exposure to a number of hedge fund counterparties where extreme market turbulence led to sudden loss of value of collateral, which ultimately proved insufficient to cover exposure in full.

Our corporate banking portfolios are generally performing in line with expectations. However, our portfolio in Spain is affected by the rapid cooling of the housing market and the impact on a range of counterparties in the residential development and construction sectors. Some signs of strain are being seen in Barclays Commercial Bank in the UK with an increased flow of cases into our Business Support turnaround and recovery team. Our Risk Tendency in this area has increased since the year-end, partly reflecting more difficult credit conditions.

In Absa, the wholesale portfolios have continued to perform well, reflecting the focus on the property, agriculture and sovereign sectors. This is in line with other banks in the region and contrasts with the declining performance of retail portfolios.

In response to the weakening environment in some of our core markets, we have reduced our risk profile in a number of areas. Examples of steps taken include reducing portfolio concentration limits in key sectors such as leveraged finance and property, as well as tightening underwriting criteria. We have taken actions across major business areas with the intention to reduce losses if the environment continues to weaken.

As we enter the second half of 2008, the principal uncertainties relating to the performance of the wholesale portfolios are:

•	Performance of the underlying collateral supporting US RMBS and related positions, which may deteriorate further

•	The impact of a deeper or more prolonged downturn on our businesses in the UK, US, Spain and South Africa

•	The potential for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn

•	The potential for losses in respect of other market related exposures to counterparties in the financial services industry

110

Risk Management

Retail Credit Risk

Retail credit risk conditions in a number of Barclays major markets have deteriorated since the start of 2008 as a rise in consumer prices and weaker housing markets have accompanied the effects of dislocation in the wholesale credit markets and slower economic growth.

In the UK, impairment charges in our credit card portfolio reduced. Average credit scores and vintage analysis indicate continued improvement in the quality of business written in during 2007. Overall delinquencies and charge-offs are lower than a year ago, although there is some evidence of deterioration in the second quarter. In the UK unsecured loan portfolios, overall delinquencies have been stable and charge-offs have declined slightly as a result of tighter underwriting criteria.

Home Finance delinquency and possession rates remain well below the Council of Mortgage Lenders industry average and losses remain contained by conservative loan to value (LTV) ratios. The average LTV on business written in the first half of the year was 51% and the average current valuation LTV on our stock of mortgages was 35%. For our residential Home Finance portfolio, 4% of our loans are above 85% LTV on an indexed basis. While there has been some increase in Home Finance delinquency following deterioration in the UK housing market, it remains low relative to historical levels at 0.97%. Our other secured lending portfolios are operating as expected, and are being managed to reduce exposure.

In response to the worsening economic environment in Spain, we have tightened lending criteria and increased collections activities. In the Home Finance portfolio, which comprises the large majority of retail balances, the average LTV on new business written in the first half of the year was 64% and we estimate the average current LTV on our mortgage stock to be 45%.

While delinquency in US credit cards has been affected by the weakening economy, credit actions taken towards the end of 2007 have raised new customer quality and improved recent vintage performance.

In Absa, credit conditions remain challenging, given the prolonged series of interest rate rises and inflationary pressures. The arrears rates for recent vintages of the cards portfolio have improved after the introduction of tighter controls during the past year. Delinquency in the secured portfolios has risen as the economy continues to weaken. In order to stabilise delinquency rates, underwriting criteria have been significantly tightened and collections investment increased. The average mark to market LTV on our mortgage stock stood at 44%.

As we enter the second half of the year, the principal uncertainties relating to the performance of the retail portfolios are:

•	The impact of global inflationary pressure on household disposable income and the ability of consumers to service debt

•	The possibility of rises in unemployment and a marked slowdown in the UK, US, Spanish and South African economies

•	The impact of further, sustained falls in house prices in the UK, Spain and South Africa

•	The reduced availability of credit in mortgage markets, leading to further declines in property values

111

Risk Management

The second half outlook for the South African and Spanish retail credit environments is expected to be challenging with macroeconomic indicators suggesting further weakening. The US portfolio will also be affected by a more difficult environment. While we expect the less favourable economic environment in the UK to continue in the second half of the year, the credit market dislocation has constrained the competitive position of some other financial institutions and Barclays is well-positioned to continue to provide financing to customers.

Market Risk

Volatility across financial markets increased due to the continuation of the credit market dislocation, high global inflation brought on by higher commodity prices, especially oil, and recessionary concerns for the western economies.

Against this background, Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased 30% to £58m compared with the second half of 2007 and increased 48% compared with the first half. This was mainly due to increases in interest rate positions and higher market volatility within the credit spread and interest rate DVaR. Average daily trading revenue of £26m was 29% higher than the second half of 2007, in line with the increase in DVaR.

As we enter the second half of the year, the principal uncertainties which may impact our market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Some of these markets are also experiencing periods of reduced liquidity, creating the potential for significant price adjustments and instability in the historical correlation across risk factors.

Liquidity Risk

Despite a continued lack of term liquidity relative to overall demand, and constrained securitisation and covered bond markets, the Group’s liquidity position has remained strong and stable and we have improved the overall term of our wholesale liabilities due to the diverse range of funding sources in terms of geography, currency and counterparty. Retail and commercial deposits continue to grow. In the UK and Europe, the Group continues to be able to fund its retail and commercial assets without recourse to wholesale markets. Given our limited reliance on securitisation as a source of funding, we do not regard uncertainty over the securitisation markets as likely to impact our liquidity risk profile in the second half of the year.

Legal Risk and Regulatory Compliance Risk

These risks affect the Group through the extensive range of legal obligations, regulations and codes in force in the territories in which the Group operates. The principal uncertainties regarding these risks are further discussed on pages 129 to 131.

112

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures resulted in net losses of £1,979m in the first half of 2008, due to continuing dislocation in the credit markets. The net losses, which included £1,108m in impairment charges, comprised; £875m against ABS CDO Super Senior exposures; and £1,956m against other credit market exposures; partially offset by gains of £852m from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.

The credit market dislocation resulted in losses in the following categories:

	Pro-forma[1]	Net Exposures
	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
ABS CDO Super Senior	3,229	4,671	7,432

Other US sub-prime
– Other US sub-prime	3,258	5,037	6,046
– Whole loan sales post period end	(828)	—	—

Net Other US sub-prime	2,430	5,037	6,046

Alt-A	3,510	4,916	3,760

Monoline insurers	2,584	1,335	140

SIVs and SIV-Lites	429	784	1,617

Commercial mortgages	10,988	12,399	8,282

Leveraged finance
– Net loans and commitments	7,326	7,368	7,317
– Contingent repayment	(2,306)	—	—

Net Leveraged finance	5,020	7,368	7,317

1	The above table includes net exposures as at 30th June 2008 less reductions to US sub-prime and leveraged finance totalling £3,134m that are expected to complete in the second half of 2008.

113

Accounting Policies

Basis of Preparation

The condensed consolidated interim financial statements for the half year ended 30th June 2008 on pages 115 to 142 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, ‘Interim financial reporting’ as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December 2007, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS as published by the IASB and IFRIC interpretations as adopted by the European Union.

The accounting policies adopted are consistent with those of the accounting policies described in the 2007 Annual report, except IFRS 8 ‘Operating Segments’ has been adopted as at 1st January 2008. The standard was issued in November 2006 and excluding early adoption would first be required to be applied to the Group’s accounting period beginning on 1st January 2009. The standard replaces IAS 14 ‘Segmental Reporting’ and aligns operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the condensed consolidated interim financial statements but has impacted the segmental reporting as set out in note 19 on page 137.

114

Consolidated Interim Income Statement (Unaudited)

Continuing Operations

		Half Year Ended
	Notes	30.06.08	30.06.07
		£m	£m
Interest income		13,356	12,037
Interest expense		(8,195)	(7,450)

Net interest income		5,161	4,587
Fee and commission income		4,463	4,292
Fee and commission expense		(548)	(480)

Net fee and commission income		3,915	3,812
Net trading income		1,782	2,810
Net investment income		345	396

Principal transactions	1	2,127	3,206

Net premiums from insurance contracts		568	442
Other income		203	130

Total income		11,974	12,177
Net claims and benefits incurred on insurance contracts		(101)	(248)

Total income net of insurance claims		11,873	11,929
Impairment charges and other credit provisions	2	(2,448)	(959)

Net income		9,425	10,970

Staff costs		(3,888)	(4,581)
Administration and general expenses		(2,408)	(1,952)
Depreciation of property, plant and equipment		(274)	(227)
Amortisation of intangible assets		(94)	(87)

Operating expenses	3	(6,664)	(6,847)

Share of post-tax results of associates and joint ventures		23	—
Profit on disposal of subsidiaries, associates and joint ventures		—	5

Profit before tax		2,784	4,128
Tax	4	(620)	(1,158)
Profit after tax		2,164	2,970

Attributable To
Minority interests		196	167
Equity holders of the parent		1,968	2,803

		2,164	2,970

The notes on pages 120 to 142 form an integral part of this condensed consolidated interim financial information.

115

Consolidated Interim Balance Sheet (Unaudited)

	Notes	As at 30.06.08	As at 31.12.07
		£m	£m
Assets
Cash and balances at central banks		6,432	5,801
Items in the course of collection from other banks		2,478	1,836
Trading portfolio assets		177,630	193,726
Financial assets designated at fair value:
– held on own account		46,697	56,629
– held in respect of linked liabilities to customers under investment contracts		79,486	90,851
Derivative financial instruments		400,009	248,088
Loans and advances to banks	5	54,514	40,120
Loans and advances to customers	6	395,467	345,398
Available for sale financial investments		42,858	43,256
Reverse repurchase agreements and cash collateral on securities borrowed		139,955	183,075
Other assets		6,015	5,153
Current tax assets		808	518
Investments in associates and joint ventures		316	377
Goodwill		6,932	7,014
Intangible assets		1,200	1,282
Property, plant and equipment		2,991	2,996
Deferred tax assets		1,964	1,463

Total assets		1,365,752	1,227,583

The notes on pages 120 to 142 form an integral part of this condensed consolidated interim financial information.

116

Consolidated Interim Balance Sheet (Unaudited)

		As at 30.06.08	As at 31.12.07
	Notes	£m	£m
Liabilities
Deposits from banks		89,944	90,546
Items in the course of collection due to other banks		2,791	1,792
Customer accounts		319,547	295,849
Trading portfolio liabilities		56,067	65,402
Financial liabilities designated at fair value		86,162	74,489
Liabilities to customers under investment contracts		80,949	92,639
Derivative financial instruments		396,357	248,288
Debt securities in issue		115,739	120,228
Repurchase agreements and cash collateral on securities lent		146,895	169,429
Other liabilities		8,998	10,514
Current tax liabilities		1,532	1,311
Insurance contract liabilities, including unit-linked liabilities		3,679	3,903
Subordinated liabilities	8	21,583	18,150
Deferred tax liabilities		655	855
Provisions		624	830
Retirement benefit liabilities	9	1,603	1,537

Total liabilities		1,333,125	1,195,762

Shareholders’ Equity
Called up share capital	10	2,397	2,382
Share premium account	10	12,063	10,751
Available for sale reserve		(462)	111
Cash flow hedging reserve		(419)	26
Other shareholders’ funds		2,849	2,687
Translation reserve		(427)	(307)
Retained earnings		14,800	14,222

Shareholders’ equity excluding minority interests		30,801	29,872
Minority interests		1,826	1,949

Total shareholders’ equity		32,627	31,821

Total liabilities and shareholders’ equity		1,365,752	1,227,583

The notes on pages 120 to 142 form an integral part of this condensed consolidated interim financial information.

117

Condensed Consolidated Interim Statement of Recognised Income and Expense (Unaudited)

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Consolidated Statement of Recognised Income and Expense
Net movements in available for sale reserve	(716)	63
Net movements in cash flow hedging reserve	(573)	(280)
Net movements in currency translation reserve	(500)	(48)
Tax	381	37
Other movements	22	23

Amounts included directly in equity	(1,386)	(205)
Profit after tax	2,164	2,970

Total recognised income and expense	778	2,765

Attributable To
Minority interests	(45)	110
Equity holders of the parent	823	2,655

	778	2,765

A detailed analysis of the Statement of Recognised Income and Expense is provided in note 11.

The notes on pages 120 to 142 form an integral part of this condensed consolidated interim financial information.

118

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

	Half Year Ended
	30.06.08	31.12.07
	£m	£m
Reconciliation of Profit Before Tax to Net Cash Flows From Operating Activities
Profit before tax	2,784	2,979
Adjustment for non-cash items	(170)	1,124
Changes in operating assets and liabilities	1,584	(16,612)
Tax paid	(986)	(623)

Net cash from operating activities	3,212	(13,132)
Net cash from investing activities	812	6,026
Net cash from financing activities	3,346	2,757
Effects of exchange rate on cash and cash equivalents	(407)	(458)

Net increase/(decrease) in cash and cash equivalents	6,963	(4,807)
Cash and cash equivalents at beginning of period	33,078	37,885

Cash and cash equivalents at end of period	40,041	33,078

The notes on pages 120 to 142 form an integral part of this condensed consolidated interim financial information.

119

Notes to the Condensed Consolidated Interim Financial Statements

1. Principal Transactions

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Rates related business	2,778	2,001
Credit related business	(996)	809

Net trading income	1,782	2,810

Net gain from disposal of available for sale assets	119	159
Dividend income	5	18
Net gain from financial instruments designated at fair value	125	102
Other investment income	96	117

Net investment income	345	396

Principal transactions	2,127	3,206

2. Impairment Charges and Other Credit Provisions

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Impairment charges on loans and advances	1,933	963
Charges/(release) in respect of undrawn facilities and guarantees	328	(4)

Impairment charges on loans and advances and other credit provisions	2,261	959
Impairment charges on reverse repurchase agreements	103	—
Impairment charges on available for sale assets	84	—

Impairment charges and other credit provisions	2,448	959

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Impairment charges on loans and advances	663	—
Charges in respect of undrawn facilities	322	—

Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	985	—
Impairment charges on reverse repurchase agreements	53	—
Impairment charges on available for sale assets	70	—

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,108	—

120

Notes to the Condensed Consolidated Interim Financial Statements

3. Operating Expenses

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Staff costs	3,888	4,581
Administrative expenses	2,353	1,893
Depreciation	274	227
Impairment loss - property and equipment and intangible assets	30	2
Operating lease rentals	234	204
Gain on property disposals	(120)	(147)
Amortisation of intangible assets	94	87
Gain on acquisition	(89)	—

Operating expenses	6,664	6,847

4. Tax

The tax charge for the period is based upon a UK corporation tax rate of 28.5% for the calendar year 2008 (2007: 30%). The effective rate of tax for the first half of 2008, based on profit before tax, was 22% (2007: 28%). The effective tax rate differs from 28.5% primarily due to the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, non-taxable gains and income, and the release of prior year tax provisions and a deferred tax liability no longer required. The effective tax rate for this interim period is lower than the 2007 full year and anticipated 2008 full year rate principally because of the release of prior year tax provisions and a deferred tax liability no longer required.

5. Loans and Advances to Banks

	As at 30.06.08	As at 31.12.07
	£m	£m
By Geographical Area
United Kingdom	9,840	5,518
Other European Union	16,175	11,102
United States	16,346	13,443
Africa	3,409	2,581
Rest of the World	8,749	7,479

	54,519	40,123
Less: Allowance for impairment	(5)	(3)

Total loans and advances to banks	54,514	40,120

121

Notes to the Condensed Consolidated Interim Financial Statements

6. Loans and Advances to Customers

	As at 30.06.08	As at 31.12.07
	£m	£m
Retail business	175,397	164,062
Wholesale and corporate business	224,941	185,105

	400,338	349,167
Less: Allowances for impairment	(4,871)	(3,769)

Total loans and advances to customers	395,467	345,398

By Geographical Area
United Kingdom	211,132	190,347
Other European Union	72,519	56,533
United States	50,444	40,300
Africa	37,991	39,167
Rest of the World	28,252	22,820

	400,338	349,167
Less: Allowance for impairment	(4,871)	(3,769)

Total loans and advances to customers	395,467	345,398

By Industry
Financial institutions	96,829	71,160
Agriculture, forestry and fishing	3,332	3,319
Manufacturing	20,509	16,974
Construction	6,388	5,423
Property	18,754	17,018
Government	3,053	2,036
Energy and water	10,602	8,632
Wholesale and retail distribution and leisure	19,233	17,768
Transport	6,736	6,258
Postal and communication	7,414	5,404
Business and other services	29,660	30,363
Home loans	120,971	112,087
Other personal	46,301	41,535
Finance lease receivables	10,556	11,190

	400,338	349,167
Less: Allowance for impairment	(4,871)	(3,769)

Total loans and advances to customers	395,467	345,398

122

Notes to the Condensed Consolidated Interim Financial Statements

7. Allowance for Impairment on Loans and Advances

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
At beginning of period	3,772	3,277	3,335
Acquisitions and disposals	97	2	(75)
Exchange and other adjustments	(26)	59	(6)
Unwind of discount	(63)	(60)	(53)
Amounts written off	(911)	(952)	(1,011)
Recoveries	74	103	124
Amounts charged against profit	1,933	1,343	963

At end of period	4,876	3,772	3,277

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
Allowance
United Kingdom	2,785	2,526	2,396
Other European Union	449	344	334
United States	1,007	356	72
Africa	552	514	452
Rest of the World	83	32	23

At end of period	4,876	3,772	3,277

123

Notes to the Condensed Consolidated Interim Financial Statements

8. Subordinated Liabilities

	Half Year Ended
	30.06.08	31.12.07
	£m	£m
Dated
Opening balance	11,519	9,371
Issuances	1,606	1,606
Redemptions	(195)	(11)
Other	325	553

Closing balance	13,255	11,519

Issuances
6.05% Fixed Rate Subordinated Notes 2017 (US$2.25bn)	—	1,098
Fixed/Floating Rate Callable Subordinated Floating Rate Notes 2023	—	500
Floating Rate Subordinated Notes 2014 (KES 1,000m)	—	8
6% Fixed Rate Subordinated Notes due 2018 (€1.75bn)	1,303	—
CMS-Linked Subordinated Notes due 2018 (€100m)	75	—
CMS-Linked Subordinated Notes due 2018 (€135m)	105	—
Subordinated Unsecured Fixed Rate Capital Notes 2015 (BWP 90m)	8	—
Subordinated Callable Notes 2018 (ZAR 1,525m)	115	—

	1,606	1,606

Redemptions
Subordinated Floating Rate Notes 2011 (€30m)	—	(11)
5.5% Subordinated Notes 2013 (DM 500m)	(195)	—

	(195)	(11)

	Half Year Ended
	30.06.08	31.12.07
	£m	£m
Undated
Opening balance	6,631	5,696
Issuances	2,010	618
Redemptions	(300)	—
Other	(13)	317

Closing balance	8,328	6,631

Issuances
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1.25bn)	—	618
8.25% Undated Subordinated Notes	1,000	—
7.7% Undated Subordinated Notes (US$2bn)	1,010	—

	2,010	618
Redemptions
9.875% Undated Subordinated Notes	(300)	—

	(300)	—

124

Notes to the Condensed Consolidated Interim Financial Statements

9. Retirement benefit liabilities

The Group’s IAS 19 pension surplus across all schemes as at 30th June 2008 was £141m (31st December 2007: £393m; 30th June 2007: £540m). There are net recognised liabilities of £1,567m (31st December 2007: £1,501m; 30th June 2007: £1,804m) and unrecognised actuarial gains of £1,708m (31st December 2007: £1,894m; 30th June 2007: £2,344m). The net recognised liabilities comprised retirement benefit liabilities of £1,603m (31st December 2007: £1,537m; 30th June 2007: £1,840m) and assets of £36m (31st December 2007: £36m; 30th June 2007: £36m).

The Group’s IAS 19 pension surplus in respect of the main UK scheme as at 30th June 2008 was £439m (31st December 2007: £668m; 30th June 2007: £867m). This change primarily reflects lower investment returns over the period, following general market movements, which led to a fall in the market value of the scheme assets. This was partially offset by an increase in the real discount rate used to value the scheme liabilities, reflecting an increase in AA corporate bond yields which resulted in a higher discount rate of 6.70% (31st December 2007: 5.82%; 30th June 2007: 5.82%).

125

Notes to the Condensed Consolidated Interim Financial Statements

10. Share Capital and Share Premium

	30.06.08	31.12.07
	£m	£m
Called Up Share Capital, Allotted and Fully Paid
At beginning of period	2,336	2,329
Issued for cash	2	7

At end of period	2,338	2,336

Called up Preference Share Capital, Allotted and Fully Paid
At beginning of period	46	34
Issued for cash	13	12

At end of period	59	46

Called up share capital	2,397	2,382

Share Premium
At beginning of period	10,751	9,452
Ordinary shares issued for cash	16	104
Preference shares issued for cash	1,296	1,195

At end of period	12,063	10,751

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2008 comprised 2,338 million (31st December 2007: 2,336 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2008 is beneficially owned by Barclays PLC.

Preference Shares

The issued preference share capital of Barclays Bank PLC at 30th June 2008 comprised £59m (31st December 2007: £46m) of preference shares of the following denominations:

	30.06.08	31.12.07
	‘000	‘000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$0.25 each	237,000	131,000
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240

126

Notes to the Condensed Consolidated Interim Financial Statements

11. Statement of Recognised Income and Expense

	30.06.08	30.06.07
	£m	£m
Available for Sale Reserve
- Net (losses)/gains from changes in fair value	(685)	168
- Losses transferred to net profit due to impairment	84	—
- Net gains transferred to net profit on disposal	(120)	(161)
- Net losses transferred to net profit due to fair value hedging	5	56

Net movements in available for sale reserve	(716)	63

Cash Flow Hedging Reserve

- Net losses from changes in fair value	(638)	(420)
- Net losses transferred to net profit	65	140

Net movements in cash flow hedging reserve	(573)	(280)

Net movements in currency translation reserve	(500)	(48)
Tax	381	37
Other movements	22	23

Amounts included directly in equity	(1,386)	(205)
Profit after tax	2,164	2,970

Total recognised income and expense	778	2,765

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets until disposal. The exceptions to reflect fair value movements through the income statement are impairment losses, gains or losses transferred to the income statement due to fair value hedge accounting and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The loss of £685m (2007: gain of £168m) from changes in fair value reflects the downturn across the US sub-prime market and increases in European and Japanese interest rates. The decrease in net gains transferred to net profit is primarily due to the lower levels of disposals.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The fair value gain or loss associated with the effective portion of the hedge is initially recognised in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately. The current period movement in the cash flow hedge reserve relates to a reduction in the fair value of interest rate swaps used in cash flow hedging due to increases in interest rates.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the first half of 2008 primarily reflects the impact of changes in the value of the Rand, Yen, Euro and Swiss Franc against Sterling. These movements reflect both the Group and minority interests in Absa Group Limited, the value of other currency movements on net investments which are hedged on a post-tax basis and net investments which are economically hedged through preference share capital that is not revalued for accounting purposes.

127

Notes to the Condensed Consolidated Interim Financial Statements

12. Dividends

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Dividends Paid During the Period
Ordinary shares	1,030	995

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

Preference shares	147	74
Other equity instruments	55	54

13. Contingent Liabilities and Commitments

	As at 30.06.08	As at 31.12.07
	£m	£m
Acceptances and endorsements	473	365
Guarantees and letters of credit pledged as collateral security	51,439	35,692
Other contingent liabilities	9,804	9,717

Contingent liabilities	61,716	45,774
Documentary credits and other short-term trade related transactions	843	522
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	204	283
Standby facilities, credit lines and other	209,512	191,834

Commitments	210,559	192,639

128

Notes to the Condensed Consolidated Interim Financial Statements

14. Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review. Following the Supreme Court’s decision, the District Court ordered a further briefing concerning the status of the plaintiffs’ claims. Barclays is seeking the dismissal of the plaintiffs’ claims.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Like other UK financial services institutions, Barclays faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (“UTCCR”) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society including Barclays, to resolve the matter by way of a “test case” process (the “test case”). Preliminary issues hearings took place in January / February and July 2008. In relation to the January / February hearing the Judge found in favour of the banks on the issue of the penalty doctrine, and in favour of the OFT on the issue of the applicability of the UTCCR. The OFT is not pursuing an appeal in relation to the penalty doctrine. The banks have been granted permission to appeal the decision in relation to the applicability of the UTCCR. The Court of Appeal proceedings are likely to be heard in the Autumn of 2008 and this will dictate the further course of the action. There are likely to be further hearings and the proceedings may take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

129

Notes to the Condensed Consolidated Interim Financial Statements

15. Competition and Regulatory Matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (“EU”) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings. In June 2005, an inquiry into retail banking in all of the then 25 Member States was launched by the European Commission’s Directorate General for Competition. The inquiry looked at retail banking in Europe generally. In January 2007, the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The European Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the European Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of the Group and on its retail banking activities in the EU countries in which it operates.

In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry in February 2007. The Competition Commission published its provisional findings on 5th June 2008 in which it indicated that there was a lack of competition in the UK PPI market. The commission will now consult on the provisional findings and remedies and intends to publish its final report at the end of 2008. In October 2006, the FSA also published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. The Group has cooperated fully with these investigations and will continue to do so.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2000. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. In June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which?. This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. On 11th February 2008, the OFT announced its recommendations, which include the introduction of an FSA price comparison website, improvements to customer information in summary boxes and the use of standard terminology.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (“PCAs”) in the UK on 26th April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008 the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. Barclays has participated fully in the market study process and will continue to do so. The consultation period closes on 31st October 2008.

130

Notes to the Condensed Consolidated Interim Financial Statements

15. Competition and Regulatory Matters (continued)

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also been keeping the FSA informed of the progress of these investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

16. Acquisitions and Disposals

Acquisitions

On 31st March 2008, Barclays completed the acquisition of Discover’s UK credit card business, Goldfish, for a cash consideration of £38m (including attributable costs of £3m), for fair value of net assets of £127m, which gave rise to a gain on acquisition of £89m.

On 7th March 2008 Absa acquired, for a consideration of £5m a further 24% of Meeg Bank Limited, bringing Absa’s shareholding up to 74%. Meeg Bank is based in South Africa.

Disposals

On 31st January 2008 Barclays completed the sale of Barclays Global Investors Japan Trust & Banking Co. Ltd, a Japanese trust administration and custody operation.

131

Notes to the Condensed Consolidated Interim Financial Statements

17. Related Party Transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays Bank PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements.

Associates, Joint Ventures and Other Entities

The Group provides banking services to its associates, joint ventures and Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provides investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

Key Management Personnel

The Group provides banking services to Directors and other key management personnel and persons connected to them. No related parties transactions have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the Group during that period; and there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

132

Notes to the Condensed Consolidated Interim Financial Statements

17. Related Party Transactions (continued)

All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included, in aggregate, by category of related party entity are as follows:

Six months ending 30th June 2008	Associates	Joint ventures	Entities under common directorship	Pension funds, unit trusts and investment funds	Total
	£m	£m	£m	£m	£m
Income statement
Interest received	—	60	—	—	60
Interest paid	(1)	(22)	—	—	(23)

Fees received for services rendered (including investment management and custody and commissions)	1	9	—	4	14

Fees paid for services provided	(32)	(67)	—	—	(99)
Principal transactions	5	19	(44)	—	(20)

Assets
Loans and advances to banks and customers	129	1,512	67	—	1,708
Derivative transactions	—	4	38	—	42
Other assets	220	124	5	8	357

Liabilities
Deposits from banks	—	—	—	—	—
Customer accounts	—	142	102	11	255
Derivative transactions	—	11	87	—	98
Other liabilities	3	16	—	25	44

The amounts reported in prior periods have been restated to reflect new related parties.

133

Notes to the Condensed Consolidated Interim Financial Statements

17. Related Party Transactions (continued)

Six months ending 31st December 2007	Associates	Joint ventures	Entities under common directorship	Pension funds, unit trusts and investment funds	Total
	£m	£m	£m	£m	£m
Income statement:
Interest received	4	44	1	—	49
Interest paid	—	(28)	(1)	—	(29)
Fees received for services rendered (including investment management and custody and commissions)	—	26	—	18	44
Fees paid for services provided	(25)	(20)	—	—	(45)
Principal transactions	(24)	47	(10)	—	13

Assets
Loans and advances to banks and customers	142	1,285	40	—	1,467
Derivative transactions	—	4	36	—	40
Other assets	213	106	—	14	333

Liabilities
Deposits from banks	11	—	—	—	11
Customer accounts	—	61	33	12	106
Derivative transactions	—	10	50	—	60
Other liabilities	4	125	—	—	129

The amounts reported in prior periods have been restated to reflect new related parties.

134

Notes to the Condensed Consolidated Interim Financial Statements

17. Related Party Transactions (continued)

Six months ending 30th June 2007	Associates	Joint ventures	Entities under common directorship	Pension funds, unit trusts and investment funds	Total
	£m	£m	£m	£m	£m
Income statement
Interest received	1	44	—	—	45
Interest paid	(1)	(30)	—	—	(31)
Fees received for services rendered (including investment management and custody and commissions)	1	8	—	8	17
Fees paid for services provided	(27)	(58)	—	—	(85)
Principal transactions	(3)	(2)	(6)	—	(11)

Assets
Loans and advances to banks and customers	629	461	69	—	1,159
Derivative transactions	—	—	—	484	484
Other assets	90	138	—	12	240

Liabilities
Deposits from banks	6	—	—	—	6
Customer accounts	16	10	2	41	69
Derivative transactions	3	—	8	—	11
Other liabilities	6	16	—	—	22

No guarantees, pledges or commitments have been given or received in respect of these transactions for the periods ending 30th June 2008, 31st December 2007 and 30th June 2007.

There are no leasing transactions between related parties for the periods ending 30th June 2008, 31st December 2007 and 30th June 2007.

Derivatives transacted on behalf of the Pensions Funds Units Trusts and Investment Funds amounted to £nil (2007: £484m).

During the period Barclays paid £1m (2007: £2m) charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company is a Trustee.

The amounts reported in prior periods have been restated to reflect new related parties.

135

Notes to the Condensed Consolidated Interim Financial Statements

18. Events Occurring after the Balance Sheet Date

In July 2008 a capital injection of approximately £4.4bn was made by Barclays PLC into Barclays Bank PLC.

On 1st July 2008 Barclays acquired 100% of the shares of the Russian Bank, Expobank, for a consideration of approximately $745m (£373m).

On 8th July 2008 Barclays announced it would close its FirstPlus unit to new business in August 2008.

On 5th August 2008 Barclays announced a sale of Barclays Life Assurance Company Limited to Swiss Reinsurance Company for a consideration of approximately £753m.

136

Notes to the Condensed Consolidated Interim Financial Statements

19. Segmental Reporting

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Retail Banking

•	Barclays Commercial Bank

•	Barclaycard

•	Global Retail and Commercial Banking - Western Europe

•	Global Retail and Commercial Banking - Emerging Markets

•	Global Retail and Commercial Banking - Absa

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head Office Functions and Other Operations

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Lending provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

137

Notes to the Condensed Consolidated Interim Financial Statements

19. Segmental Reporting (continued)

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships (SkyCard, Thomas Cook, Argos and Solution Personal Finance), Barclays Partner Finance and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Nordic region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and Global Retail and Commercial Banking - Western Europe and Global Retail and Commercial Banking - Emerging Markets, to leverage their distribution capabilities.

Global Retail and Commercial Banking - Western Europe

GRCB - Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal, France and Greece. GRCB - Western Europe serves customers through a variety of distribution channels including more than 980 distribution points and over 880 ATMs. GRCB - Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking - Emerging Markets

GRCB - Emerging Markets encompasses Barclays Global Retail and Commercial Banking, as well as Barclaycard operations, in 14 countries organised in 6 geographic areas: India and Indian Ocean (India, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); Southern Africa (Botswana, Zambia and Zimbabwe); Russia; and Pakistan (from 23rd July 2008). GRCB - Emerging Markets serves its customers through a network of over 870 branches and sales centres, and more than 890 ATMs. GRCB - Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking - Absa

GRCB - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital and Absa Card which is included as part of Barclaycard. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. GRCB - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

138

Notes to the Condensed Consolidated Interim Financial Statements

19. Segmental Reporting (continued)

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 335 funds for institutions and individuals trading globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

139

Notes to the Condensed Consolidated Interim Financial Statements

19. Segmental Reporting (continued)

Group Reporting Changes In 2008

Barclays announced on 22nd July 2008 the impact of certain changes in Group structure and reporting on the 2007 results. There was no impact on the Group income statement or balance sheet.

The businesses previously managed and reported as International Retail and Commercial Banking - excluding Absa are now reported and managed separately as Global Retail and Commercial Banking - Western Europe and Global Retail and Commercial Banking - Emerging Markets going forward.

Barclays Commercial Bank. The Marine Finance business, previously part of Barclaycard, is now managed and reported within Barclays Commercial Bank.

Barclaycard. The Absa credit card portfolio, previously part of International Retail and Commercial Banking - Absa is now managed and reported within Barclaycard. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking - Western Europe. The Marine Finance business, previously part of Barclaycard is now managed and reported within Barclays Commercial Bank.

Global Retail and Commercial Banking - Western Europe. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking - Western Europe.

International Retail and Commercial Banking - Absa. This business will be known going forward as Global Retail and Commercial Banking - Absa. The Absa credit card portfolio previously part of Global Retail and Commercial Banking - Absa is now managed and reported within Barclaycard.

Certain expenses, assets and staff previously reported within International Retail and Commercial Banking - excluding Absa have been allocated across UK Retail Banking, Barclays Commercial Bank, Barclaycard, Global Retail and Commercial Banking - Western Europe, Global Retail and Commercial Banking - Emerging Markets and Global Retail and Commercial Banking - Absa.

Certain pension assets and liabilities have been reclassified from Head Office and Other Operations to the other businesses in the Group.

UK Banking which previously reflected UK Retail Banking and Barclays Commercial Bank combined is no longer reported as a separate segment.

The structure remains unchanged for Barclays Capital, Barclays Global Investors, Barclays Wealth and Head Office and Other Operations.

140

Notes to the Condensed Consolidated Interim Financial Statements

19. Segmental Reporting (continued)

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
	£m	£m	£m	£m
Six months ending 30th June 2008
Income from external customers, net of insurance claims	2,204	1,316	1,377	643
Inter-segment income	(28)	33	41	(2)

Total income net of insurance claims	2,176	1,349	1,418	641

Business segment performance before tax	690	702	388	115

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
	£m	£m	£m	£m
Six months ending 30th June 2007
Income from external customers, net of insurance claims	2,167	1,249	1,179	446
Inter-segment income	(46)	8	76	(6)

Total income net of insurance claims	2,121	1,257	1,255	440

Business segment performance before tax	646	706	299	105

141

Notes to the Condensed Consolidated Interim Financial Statements

19. Segmental Reporting (continued)

	GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors	Barclays Wealth	Head Office Functions and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m
Six months ending 30th June 2008
Income from external customers, net of insurance claims	410	1,032	3,288	984	706	(87)	11,873
Inter-segment income	—	15	123	3	(38)	(147)	—

Total income net of insurance claims	410	1,047	3,411	987	668	(234)	11,873

Business segment performance before tax	52	298	524	265	182	(432)	2,784

	GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors	Barclays Wealth	Head Office Functions and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m
Six months ending 30th June 2007
Income from external customers, net of insurance claims	221	941	4,066	937	659	64	11,929
Inter-segment income	—	16	87	6	(24)	(117)	—

Total income net of insurance claims	221	957	4,153	943	635	(53)	11,929

Business segment performance before tax	60	271	1,660	388	173	(180)	4,128

142

Other Information

General Information

The information in this announcement, which was approved by the Board of Directors on 6th August 2008, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2007, which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

143

Glossary

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Risk Tendency’ is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

‘Daily Value at Risk (DVaR)’ is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%.

144

Appendix

The ratios of earnings to fixed charges under IFRS are set out on page 146.

145

Appendix

Ratios of Earnings under IFRS to Fixed Charges

	Half-year ended
	30.06.08	30.06.07
	(In £m except for ratios)
Fixed Charges
Interest expense	19,859	18,060
Rental expense	91	79
Total fixed charges	19,950	18,139

Earnings
Income before taxes and minority interests	2,784	4,128

Less
Unremitted pre-tax income of associated companies and joint ventures	(24)	(1)
	2,760	4,127
Fixed charges	19,950	18,139
Total earnings including fixed charges	22,710	22,266

Ratio of Earnings to Fixed Charges	1.14	1.23

Ratios of Earnings under IFRS to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.08	30.06.07
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Interest expense	19,859	18,060
Rental expense	91	79
Total fixed charges	19,950	18,139
Preference share dividends and similar appropriations	232	196
Total fixed charges, preference share dividends and similar appropriations	20,182	18,335

Earnings
Income before taxes and minority interests	2,784	4,128

Less
Unremitted pre-tax income of associated companies and joint ventures	(24)	(1)
	2,760	4,127
Fixed charges	20,182	18,335
Total earnings including fixed charges	22,942	22,462

Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends	1.14	1.23

146